    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 10, 1997

                                           REGISTRATION STATEMENT NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                             AMERISTEEL CORPORATION
             (Exact name of Registrant as specified in its charter)
                             ---------------------

             FLORIDA                             3312                            59-0792436
  (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)          Identification Number)

                             ---------------------
                              5100 W. LEMON STREET
                              TAMPA, FLORIDA 33609
                                 (813) 286-8383
   (Address, including zip code, and telephone number including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                   PHILLIP E. CASEY, CHIEF EXECUTIVE OFFICER
                             AMERISTEEL CORPORATION
                              5100 W. LEMON STREET
                              TAMPA, FLORIDA 33609
                                 (813) 286-8383
(Name, address, including zip code, and telephone number including area code, of agent for service)

                          Copies of communications to:

         ALBERT C. O'NEILL, JR, ESQUIRE                          JOHN EVANGELAKOS, ESQUIRE
         TRENAM, KEMKER, SCHARF, BARKIN                             SULLIVAN & CROMWELL
             FRYE, O'NEILL & MULLIS                                  125 BROAD STREET
                  P.O. BOX 1102                                NEW YORK, NEW YORK 10004-2400
            TAMPA, FLORIDA 33601-1102                                 (212) 558-4000
                 (813) 223-7474

                             ---------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                                 PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                           AGGREGATE               AMOUNT OF
                SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Class A Common Stock(2).....................................       $97,750,000               $29,622
============================================================================================================

(1) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2) The shares of Class A Common Stock are not being registered for the purpose of sales outside the United States.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 10, 1997
       [LOGO]                                SHARES

                             AMERISTEEL CORPORATION

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                             ----------------------

     Of the        shares of Class A Common Stock offered,        shares are
being offered hereby in the United States and        shares are being offered in
a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

     All of the        shares of Class A Common Stock offered hereby are being
sold by the Company. Prior to the Offerings, there has been no public market for the Class A Common Stock of the Company. It is currently estimated that the
initial public offering price per share will be between $          and
$          . For factors considered in determining the initial public offering price, see "Underwriting".

     The Company has two classes of Common Stock. Shares of Class A Common Stock and Class B Common Stock generally carry the same rights, powers, preferences, privileges and limitations, except that Class A Common Stock has one vote per share while Class B Common Stock has two votes per share. See "Description of Capital Stock". After giving effect to the Offerings (assuming the Underwriters' over-allotment options are not exercised), the issued and outstanding shares of
Class B Common Stock will have approximately      % of the combined voting power
of all outstanding shares of capital stock of the Company. After the Offerings, approximately 90% of the Class B Common Stock will be held by Kyoei Steel, Ltd. See "Principal Stockholders".

     SEE "RISK FACTORS" ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

    Application will be made to list the Class A Common Stock on the New York Stock Exchange under the symbol "AST".
                             ----------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                             INITIAL PUBLIC           UNDERWRITING          PROCEEDS TO
                                             OFFERING PRICE           DISCOUNT (1)          COMPANY (2)
                                             --------------           ------------          -----------
Per Share..............................            $                       $                     $
Total (3)..............................            $                       $                $

---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $       payable by the Company.

(3) The Company has granted the U.S. Underwriters an option for 30 days to
    purchase up to an additional        shares at the initial public offering
    price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Company has granted the International
    Underwriters a similar option with respect to an additional        shares as
    part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and
    proceeds to Company will be $       , $       and $       , respectively.
    See "Underwriting".
                             ----------------------
     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York, on
or about             , 1997, against payment therefor in immediately available
funds.
GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER
                             ----------------------
               The date of this Prospectus is             , 1997.

  [PICTURE OF REBAR, CHANNEL, ANGLE AND FLAT STEEL PRODUCTS AND APPLICATIONS]

                             ---------------------

     This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction in which such offer or solicitation is unlawful. There are restrictions on the offer and sale of the shares in the United Kingdom. All applicable provisions of the Financial Services Act 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the shares, in, from or otherwise involving the United Kingdom must be complied with. See "Underwriting".

     In this Prospectus, references to "dollars", "U.S.$" and "$" are to United States dollars.
                             ---------------------

CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information presented in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and all references in this Prospectus to the "Company" shall be deemed to refer to AmeriSteel Corporation and all references to fiscal years are to the Company's fiscal years ended on March 31.

                                  THE COMPANY

     The Company operates four non-union minimills located in the southeastern U.S. that produce steel concrete reinforcing bars ("rebar"), light structural shapes such as rounds, squares, flats, angles and channels ("merchant bars") and, to a lesser extent, wire rod ("rods") and billets (which are semi-finished steel products). The Company also operates 13 rebar fabricating plants strategically located in close proximity to its mills. The Company estimates that it currently has annual steel melting capacity of 2.0 million tons per year and finished product rolling capacity of 1.7 million tons per year. The Company believes that it is the second largest producer and the largest fabricator of rebar in the U.S.

     The Company's minimills use electric arc furnaces to melt recycled scrap steel. The molten steel is then cast into long strands called billets in a continuous casting process. Billets are then reheated and rolled into rebar, merchant bars and rods. The Company's fabricating plants further process approximately 40% of the Company's mill rebar production to meet specific contractor specifications. Rebar is used primarily for strengthening concrete in highway and building construction and other construction applications. Merchant bars are used in a wide variety of applications including floor and roof joists, transmission towers, and farm equipment. Rods are used in a variety of applications, including the manufacture of welded wire fabric and nails.

     In late 1992, the Company was purchased by Kyoei Steel Ltd. ("Kyoei"), a private Japanese minimill company engaged in the manufacture of commodity grade steel products, primarily rebar and merchant bar products. Kyoei, founded in 1947, operates four minimills in Japan and a rolling mill in Vietnam with a total annual rebar and merchant bar rolling capacity of 2.5 million tons. Kyoei enjoys a reputation of being a highly efficient, low cost producer in the domestic Japanese market. The Company has benefitted from access to Kyoei's operating, engineering and technical expertise.

                                  THE INDUSTRY

     United States market demand for rebar was approximately 6.3 million tons in calendar 1996. The Company believes that it is the second largest producer of rebar in the U.S. and estimates it has approximately a 13% share of the U.S. rebar market and approximately a 20% share in the eastern two-thirds of the U.S. The U.S. market for merchant and other light structural shape bars was estimated to be approximately 8.6 million tons in calendar 1996. The Company estimates that it has approximately a 6% share of this market. For the quarter ended June 30, 1997, approximately 24% of the Company's net sales were derived from fabricated rebar, 28% from stock rebar (rebar produced by the mills and sold to third parties), 31% from merchant bars, 6% from rods and 11% from semi-finished billets.

     The minimill industry is composed of two types of competitors: multi-mill operators and stand-alone minimills. The Company believes that recent growth in the industry (through acquisitions as well as capital expenditures) has been driven by multi-mill operations because stand-alone minimills have not generally been able to achieve the economies of scale or had access to the financial resources to make the investments that larger operators have. The Company believes that further industry consolidation will continue given the significant advantages available to multi-mill operators. Accordingly, the Company is actively investigating potential acquisition opportunities.

                             COMPETITIVE STRENGTHS

     The primary focus of the Company's business strategy is to continue to be a low cost producer of rebar and merchant bar products in the U.S. and to further grow its business including through acquisitions of steel producing and related assets. The Company believes that the following competitive strengths are key elements of this strategy:

          DEMONSTRATED COST CONTROL. Since 1994, the Company has reduced its costs of converting scrap steel to finished steel products ("conversion costs") from $146 per ton to $125 per ton for the quarter ended June 30, 1997. The Company has achieved these cost reductions through its mill modernization program, high mill utilization, access to competitively priced electric power at its Tennessee and North Carolina mills, and labor incentive programs designed to maximize productivity. In addition, since 1994, the Company has closed unprofitable operations and divested non-core activities. The Company currently has initiatives in place that it believes will further reduce its conversion costs.

          MODERNIZED PRODUCTION EQUIPMENT IN ATTRACTIVE LOCATIONS. Since 1992, the Company has invested approximately $110 million in mill modernization, including major projects at its Jackson, Tennessee, Jacksonville, Florida and Charlotte, North Carolina mills. The Company believes its recent mill modernization program will lower conversion costs and increase capacity utilization, enhance merchant bar quality and broaden its merchant bar product range. The southeastern U.S. (where all the Company's mills are located) accounts generally for more than one-fourth of U.S. rebar consumption and, due to mild wintertime weather conditions, demonstrates less seasonal demand fluctuations than more northern regions of the U.S. Because of the high cost of freight relative to the value of the Company's products, competition from non-regional producers is limited.

          MOTIVATED, NON-UNION LABOR FORCE. The Company employs a non-union workforce of approximately 1,870 employees. The Company's compensation programs are designed to allow employees to earn significant incentive bonuses (approximately one-fifth of their total compensation) based on production volumes, sales volumes, cost targets or return on capital employed. These programs have been successfully implemented by the current management team and have resulted in lower costs, higher productivity and increased profitability. Further incentive is provided through equity ownership plans. Approximately 57% of current employees have purchased stock in the Company, including Phillip E. Casey, Chairman and Chief Executive Officer, who owns approximately 10% of the outstanding shares of
     the Company's capital stock (      % after the Offerings).

          STRONG MARKET POSITIONS. The Company believes that it is the second largest producer of rebar in the U.S. and estimates it has approximately a 13% share in the U.S. rebar market and approximately a 20% share in the eastern two-thirds of the U.S. In addition, the Company believes that it is the largest fabricator of rebar products in the U.S., with fiscal 1997 revenues of $161.2 million, or approximately 26% of the Company's sales. The Company believes its strong market position in both stock rebar shipments and fabricated rebar shipments provides it with competitive market intelligence and other advantages from vertical integration relative to its smaller competitors. The Company estimates it has approximately a 6% share of the U.S. market for merchant and other light structural shape bars. The Company believes it has opportunities to increase its market share in this market, which is generally less cyclical and more profitable than the rebar market. A recent independent survey has ranked the Company first in customer service and on-time delivery in the Company's principal product markets. As evidence of a high degree of customer satisfaction, the Company has had, on average, a relationship of at least 10 years with its top 25 customers.

     The Company's headquarters are located at 5100 W. Lemon Street, Tampa, Florida 33609, and its telephone number is (813) 286-8383.

                                THE OFFERINGS(1)

Class A Common Stock offered by the
  Company:
  United States Offering................              shares
  International Offering................              shares
          Total.........................              shares
Common Stock outstanding after the
  Offerings:
  Class A Common Stock..................              shares
  Class B Common Stock..................              shares(2)
          Total.........................              shares
Use of Proceeds.........................  To repay approximately $     million in long term
                                          debt, to fund working capital and for general
                                          corporate purposes. See "Use of Proceeds".
Proposed New York Stock Exchange
  symbol................................  AST

------------------------

(1) The offerings of Class A Common Stock by the U.S. Underwriters and the International Underwriters are referred to herein as the "Offerings".
(2) Excludes 328,288 shares of Class B Common Stock issuable at an average exercise price of $12.69 on the exercise of stock options granted under the Company's option plans and outstanding as of June 30, 1997. See
    "Management -- Incentive and Benefit Plans" and "Description of Capital Stock".

                      SUMMARY FINANCIAL AND OPERATING DATA

     The summary statement of operations and balance sheet data for the years ended March 31, 1994, 1995, 1996 and 1997 are derived from the audited financial statements of the Company. The same data for the year ended March 31, 1993 has been compiled from the Company's financial statements, combining the periods for the nine months ended December 31, 1992 which was unaudited, and the three months ended March 31, 1993 which was audited. The data for the three month periods ended June 30, 1996 and 1997 has been derived from the unaudited financial statements for those periods. The unaudited financial data include, in the opinion of management, all adjustments consisting only of normal recurring accruals necessary to present fairly the data for such periods. Certain reclassifications have been made to the March 31, 1994 financial data to conform with the financial data of the other periods presented. The following financial data for the years ended March 31, 1995, 1996 and 1997 is qualified in its entirety by reference to the more detailed Financial Statements and Notes thereto, included elsewhere in this Prospectus, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                        YEAR ENDED MARCH 31,                           QUARTER ENDED JUNE 30,
                                   --------------------------------------------------------------   -----------------------------
                                      1993         1994         1995         1996         1997          1996            1997
                                   ----------   ----------   ----------   ----------   ----------   -------------   -------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE DATA)
STATEMENT OF OPERATIONS:
Net sales........................  $  479,971   $  547,118   $  639,908   $  628,404   $  617,289     $169,822        $168,359
Operating expenses:
  Cost of sales..................     431,288      498,692      545,725      533,965      531,190      148,912         135,037
  Selling and administrative.....      25,285       27,293       29,959       29,605       29,068        6,933           7,572
  Depreciation...................      15,496       15,369       14,046       14,619       16,654        3,995           4,827
  Amortization of goodwill.......       3,017        4,061        4,130        4,130        4,130        1,033           1,033
  Other operating expenses(1)....       9,000       10,920           --       16,013           --           --              --
                                   ----------   ----------   ----------   ----------   ----------     --------        --------
                                   $  484,086   $  556,335   $  593,860   $  598,332   $  581,042     $160,873        $148,469
Income (loss) from operations....      (4,115)      (9,217)      46,048       30,072       36,247        8,949          19,890
Other expense:
  Interest.......................      37,534       21,027       23,330       22,000       19,473        4,855           5,188
  Amortization of deferred
    financing costs..............       1,548        2,552        2,863        1,956          934          234             234
                                   ----------   ----------   ----------   ----------   ----------     --------        --------
                                   $   39,082   $   23,579   $   26,193   $   23,956   $   20,407     $  5,089        $  5,422
Income (loss) before income taxes
  (benefit) & extraordinary
  item...........................     (43,197)     (32,796)      19,855        6,116       15,840        3,860          14,468
Income taxes (benefit)...........     (13,711)     (10,833)       9,354        3,996        7,788        1,908           6,045
                                   ----------   ----------   ----------   ----------   ----------     --------        --------
Income (loss) before
  extraordinary item.............  $  (29,486)  $  (21,963)  $   10,501   $    2,120   $    8,052     $  1,952        $  8,423
Extraordinary item, net of income
  tax benefit(2).................      (4,185)        (748)          --           --           --           --              --
                                   ----------   ----------   ----------   ----------   ----------     --------        --------
Net income (loss)................  $  (33,671)  $  (22,711)  $   10,501   $    2,120   $    8,052     $  1,952        $  8,423
                                   ==========   ==========   ==========   ==========   ==========     ========        ========
Earnings (loss) per share(3).....               $    (2.27)  $     1.05   $     0.21   $     0.80     $   0.19        $   0.83
                                                ==========   ==========   ==========   ==========     ========        ========
BALANCE SHEET DATA
  (end of period):
Working capital..................  $   88,805   $  111,666   $  121,364   $  114,521   $  108,727     $107,229        $114,674
Total assets.....................     495,884      523,706      561,748      554,896      535,685      547,035         541,892
Current liabilities..............      59,530       76,006      102,080       85,588       73,792       80,934          77,632
Long-term debt (less current
  portion).......................     212,002      247,128      243,030      252,525      237,474      247,648         231,745
Stockholders' equity.............     147,711      124,999      137,750      141,747      150,564      143,927         159,170
SELECTED OPERATING DATA:
Shipped Tons
  Stock rebar....................         434          466          536          508          472          135             140
  Merchant bar...................         427          468          549          544          512          121             136
  Rod............................         144          121          129          133          105           35              29
                                   ----------   ----------   ----------   ----------   ----------     --------        --------
  Subtotal mill finished goods...       1,005        1,055        1,214        1,185        1,089          291             305
  Fabricated rebar...............         317          330          347          315          326           84              85
  Billets........................         232          263          141          175          281          108              56
                                   ----------   ----------   ----------   ----------   ----------     --------        --------
  Total shipped tons.............       1,554        1,648        1,702        1,675        1,696          483             446
                                   ==========   ==========   ==========   ==========   ==========     ========        ========
Average mill finished goods
  prices (per ton)...............  $      284   $      310   $      342   $      337   $      333     $    329        $    346
Average scrap cost (per ton).....          94          119          130          131          130          131             129
Average metal spread (per ton)...         190          191          212          206          203          198             217
Average mill conversion costs
  (per ton)......................         140          146          135          135          138          146             125

---------------

(1) In September 1992, the Company recorded a $9.0 million charge for a settlement related to a Florida Department of Transportation epoxy coated rebar claim. In the fiscal year ended March 31, 1994, the Company recorded a $10.3 million charge related to the closing of the Tampa melt shop and a $0.6 million charge related to closing the Fort Myers, Florida and Woodbridge, Virginia fabrication shop facilities. In the fiscal year ended March 31, 1996, the Company recorded a $15.0 million charge related to the closing of the Tampa rolling mill and a $1.0 million charge for the closure of other facilities.
(2) In December 1992, the Company repaid $239.6 million of existing debt which had a carrying value of $233.0 million resulting in a loss of $4.2 million net of income tax benefit. In the fiscal year ended March 31, 1994, the Company incurred a charge of $748,000, net of income tax benefits, as a result of redeeming $20 million of the 14.5% subordinated debentures at a premium of 6% or $1.2 million.
(3) Earnings (loss) per share for the year ended March 31, 1993 is not presented because ownership of the Company changed in late calendar 1992. For comparative purposes, loss per share for the entire period would have been $(3.37) assuming 10,000,000 shares of stock outstanding throughout the entire year.

                                  RISK FACTORS

     An investment in the shares of Class A Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, as well as the other information in this Prospectus, before investing in shares of the Class A Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements.

HIGHLY CYCLICAL INDUSTRY

     The domestic steel industry and the Company's business are highly cyclical in nature. The Company is particularly sensitive to the presence or absence of sustained economic growth and accompanying construction activity since rebar is used to reinforce concrete in the construction of high rise commercial buildings, highways, bridges and dams, and other public and private construction projects. Demand for the Company's merchant bar products is tied less to construction activity and more to general economic activity. Future economic downturns or a slowdown in construction activity could adversely affect the Company's results of operations and financial condition.

AVAILABILITY AND COST OF RAW MATERIALS

     The Company's principal raw material is ferrous scrap metal derived from, among other sources, junked automobiles, railroad cars, appliances and demolition scrap. Scrap comprised approximately 42% of the Company's cost of sales in fiscal 1997. The purchase price for scrap is subject to market forces beyond the control of the Company, including demand by domestic and foreign steel producers, freight costs, speculation by scrap brokers and other conditions. As minimills have steadily increased their share of supplying U.S. steel demand, demand for scrap has also increased.

     The ability to pass on increases in raw material prices to the Company's customers is, to a large extent, dependent on market conditions. There may be periods of time in which increases in raw material prices are not recoverable by the Company due to an inability to increase the selling prices of its products because of weakness in the demand for, or an oversupply of, such products. Increases in raw material prices, during such periods, may have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Raw Materials".

     The Company buys substantially all of the scrap it requires through one broker, The David J. Joseph Company, which also operates shredders for the Company at the Jacksonville and Jackson mills. The Company believes that it could readily obtain adequate supplies of scrap, if warranted, from a number of other sources at competitive prices.

HIGHLY COMPETITIVE INDUSTRY; EXCESS PRODUCTION CAPACITY

     The domestic and foreign steel industries are characterized by intense competition. The Company competes primarily with domestic minimill producers of commodity grade steel bar products, although foreign competition can also be a factor depending on the level of domestic prices, foreign government subsidies and exchange rates. The Company competes primarily on the basis of price, product quality, and reliability of service and delivery. The Company believes that its competitive production costs, the proximity of its mills to major markets and customers, and its long-standing reputation for quality products and service will ensure its competitive position in the industry, although there can be no assurance that competition will not have an adverse effect in the future.

     Overall consumption of steel products in the U.S. has not grown with the economy as a whole during the past decade. Although the operations of domestic steel producers have been scaled back as a result of corporate reorganizations and bankruptcies, there still exists, taking into account current levels of imports and announced capacity additions, significant excess production capacity in the domestic steel industry as a whole. There can be no assurance that such excess production capacity will not have a material adverse effect on the Company's results of operation and financial condition.

SEASONALITY; VARIABILITY OF QUARTERLY RESULTS

     The Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues and net income. Revenues can fluctuate significantly between quarters due to factors such as the seasonal slowdown in the construction industry, which is an important market for the Company's finished steel products. In the past, the Company has generally experienced its lowest sales during the third and fourth quarters of its fiscal year.

DEPENDENCE ON SOUTHEASTERN MARKET

     Sales to customers in the southeastern U.S. in recent years have accounted for approximately one-third of the Company's total sales. Due to the relatively high transport costs associated with the delivery of the Company's products beyond this region, the Company does not believe that it can expand sales significantly outside of the region without the acquisition of additional facilities. Accordingly, the Company believes the economic condition of this regional market will continue to have a material effect on sales and profitability of the Company.

POTENTIAL COSTS OF ENVIRONMENTAL COMPLIANCE

     The Company is subject to federal, state and local laws and regulations governing the remediation of environmental contamination associated with past releases of hazardous substances and to extensive federal, state, and local laws and regulations governing discharges to the air and water as well as the handling and disposal of solid and hazardous wastes and employee health and safety (collectively, "Environmental Laws"). Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both. Third parties also may have the right to sue for damages to enforce compliance.

     The electric arc furnaces at each of the Company's four mills are classified as generators of hazardous waste because the melting operation produces dust containing heavy metals (principally zinc, lead, chromium and cadmium). The Company also owns or has owned properties, and conducts or has conducted operations at properties, which have been assessed as contaminated with hazardous or other regulated substances, or as otherwise requiring remedial action under Environmental Laws. Moreover, environmental legislation has been enacted, and may in the future be enacted, to create liability for past actions that were lawful at the time taken but that have been found to affect the environment and to create public rights of action for environmental conditions and activities. Under some of these Environmental Laws a company that has sent waste to a third party waste disposal site could be held liable for the entire cost of remediating such site regardless of fault or the lawfulness of the original disposal activity.

     Over the past three years, the Company has spent in excess of $30 million for remediation under Environmental Laws for certain on-site and off-site locations. The Company has estimated its potential costs for further remediation under Environmental Laws at on-site and off-site locations through 2009 to be approximately $12.2 million and has included this amount in the Company's recorded liabilities as of June 30, 1997. Although the Company has established reserves for environmental remediation, there is no assurance regarding the cost of remedial action authorities might eventually require, or that additional environmental hazards, requiring further remedial expenditures, might not be assessed by these authorities or private parties. Accordingly the costs of remedial measures may exceed the amounts reserved. In addition, the Company may be subject to legal proceedings brought by private parties or governmental agencies with respect to environmental matters.

     Although it is the Company's policy to comply with all Environmental Laws and the Company believes that it is currently in material compliance with all Environmental Laws, there can be no assurance that material environmental liabilities will not be incurred by the Company in the future or that future compliance with Environmental Laws (whether those currently in effect or enacted in the future) will not require additional expenditures by the Company or require changes to the Company's current operations, any of which could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Compliance with Environmental Laws and Regulations".

VOTING CONTROL BY PRINCIPAL STOCKHOLDER

     Upon completion of the Offerings, Kyoei, through its wholly owned subsidiary, FLS Holdings Inc. ("FLS"), will be the beneficial owner of 9,000,000 shares of the Class B Common Stock, which Class B Common Stock is entitled to
two votes per share and will represent approximately      % of the combined
voting power of all classes of voting stock (      % if the Underwriters'
over-allotment options are exercised in full). As a result, Kyoei has, and will continue to have, sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other stockholders) the outcome of any corporate transaction or other matters submitted to the stockholders for approval. See "Management", "Principal Stockholders" and "Description of Capital Stock".

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     Although the Company's business strategy includes growing its business through acquisitions, there can be no assurance that the Company will be able to identify attractive or willing acquisition candidates, or that the Company will be able to complete acquisitions if such candidates are identified. Future acquisitions by the Company may result in potentially dilutive issuances of equity securities, and the incurrence of additional debt and amortization expenses related to goodwill and other intangible assets, each of which could materially adversely affect the Company's business and results of operations. In addition, acquisitions involve numerous risks, including difficulties in assimilating the operations, products and personnel of the acquired company, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has no direct prior experience and the potential loss of key employees of both the acquired company and the Company. The Company has no present agreements or commitments with respect to any material acquisitions of other businesses, products or assets.

NO PRIOR MARKET FOR CLASS A COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offerings, there has been no public market for the Class A Common Stock, and there can be no assurance that an active market will develop or be sustained after the completion of the Offerings. Consequently, the initial public offering price of the Class A Common Stock will be determined by negotiations among the Company and the Underwriters. See "Underwriting" for a description of the factors to be considered in determining the initial public offering price.

     The market price of the Class A Common Stock may be significantly affected by, and could be subject to significant fluctuations in response to, such factors as the Company's operating results, changes in any earnings estimates publicly announced by the Company or by securities analysts, announcements of significant business developments by the Company or its competitors, other developments affecting the Company, its clients or its competitors, and various factors affecting the Company's business, the financial markets or the economy in general, some of which may be unrelated to the Company's performance. In addition, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, especially companies that have recently completed initial public offerings, have experienced wide price fluctuations not necessarily related to the operating performance of such companies. Because the number of shares of Class A Common Stock being offered hereby is small relative to the average number of shares traded of many other publicly held companies, the market price of Class A Common Stock may be more susceptible to fluctuation.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of a substantial number of shares of the Class A Common Stock in the public market could adversely affect the market price of the Class A Common Stock and could impair the Company's ability to raise capital through the sale of equity or equity-related securities. Upon completion of the Offerings,
the Company will have           shares of Class A Common Stock outstanding and
10,114,603 shares of Class B Common Stock outstanding. All shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Of such shares, 72,208 shares of Class B Common Stock,
representing approximately      % of the issued and outstanding shares of Common
Stock (approximately      % if the Underwriters' over-allotment options are
exercised in full), will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 10,042,395 shares of Class B Common Stock, representing
approximately      % of the issued and outstanding shares of Common Stock
(approximately      % if the Underwriters' over-allotment options are exercised in full), are beneficially owned by affiliates of the Company and are therefore "restricted securities" as that term is defined in Rule 144 and as such are subject to certain holding period, volume limitation and other restrictions prescribed by Rule 144. The Company, certain of its executive officers and Kyoei have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell, pledge, hypothecate, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, (which shall be deemed to include, without limitation, the entering into of a cash-settled or Common Stock settled derivative instrument) any shares of Common Stock, any securities of the Company that are substantially similar to the Class A Common Stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock, or any such substantially similar securities, (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus), without the prior written consent of the representatives, except for the shares of Class A Common Stock offered in connection with the Offerings. Upon expiration of such 180 day period, an aggregate of 10,042,395 shares will be eligible for sale subject to the timing, volume and manner of sale restrictions of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting".

IMMEDIATE AND SUBSTANTIAL DILUTION

     Investors in the Offerings will experience immediate and substantial
dilution in net tangible book value per share of Common Stock of $          per
share. In addition, any future issuance of shares of Common Stock or the grant of options to purchase Common Stock could cause further dilution. See "Dilution".

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings (based on an assumed
offering price of $          per share and after deducting assumed underwriting
discounts and estimated offering expenses) are estimated to be approximately
$     million ($     million if the Underwriters' over-allotment options are
exercised in full). The Company intends to use up to $50.0 million of the net proceeds to repay all or a portion of the Company's Subordinated Intercompany Note. The balance of the estimated net proceeds of the Offerings will be used first to repay all or a portion of the outstanding balance under the Company's Revolving Credit Agreement and then to fund working capital and for general corporate purposes.

     The $50.0 million principal amount of the Company's Subordinated Intercompany Note outstanding as of June 30, 1997 bears interest at a weighted average rate of LIBOR plus 138 basis points, or 7.2% per annum as of such date, and matures in December 2002. Indebtedness under the Revolving Credit Agreement bears interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds or Cost of Funds), depending on the debt facility selected by the Company, plus an applicable margin determined by tests of performance from time to time. The indebtedness outstanding as of June 30, 1997 under the Revolving Credit Agreement bears interest at a rate of 7.3% per annum as of such date. The Revolving Credit Agreement expires in June 1999. The unpaid balance under the Revolving Credit Agreement was $50.9 million as of June 30, 1997.

                                DIVIDEND POLICY

     The Company has not recently paid regular cash dividends on its Common Stock, but intends to establish a policy to declare and pay regular cash dividends each fiscal quarter. The Company currently anticipates that the first such dividend will be declared within six months following the completion of the Offerings in the amount of $.025 per share of Common Stock. However, any determination to pay dividends will be at the discretion of the Company's Board of Directors and necessarily will be dependent upon the Company's results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors deemed relevant by the Board of Directors, and the Company may change its dividend policy or cease paying dividends at any time. Prior to the completion of the Offerings, the Company intends to declare and pay a special dividend of approximately $6.0 million to its then current stockholders.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to reflect (i) the recapitalization of the Company to create shares of Class A Common Stock and Class B Common Stock of which 100,000,000 and 22,000,000 will be authorized, respectively, (ii) the application of the estimated net proceeds from the issuance and sale by the
Company of the        shares of Class A Common Stock in the Offerings (at an
assumed offering price of $          per share) as described in "Use of
Proceeds" and (iii) the payment prior to the completion of the Offerings of a dividend of approximately $6.0 million. The table should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                  AS OF JUNE 30, 1997
                                                              ----------------------------
                                                                  ACTUAL       AS ADJUSTED
                                                              --------------   -----------
                                                                     (IN THOUSANDS)
Short-term debt (including current portion of long-term
  debt).....................................................     $  5,687       $
                                                                 ========
Long-term debt (less current portion)
  First Mortgage Notes......................................     $100,000       $
  Revolving Credit Agreement................................       50,870
  Industrial Revenue Bonds..................................       30,875
  Subordinated Intercompany Note............................       50,000
                                                                 --------       --------
          Total long-term debt..............................     $231,745       $

Stockholders' equity(1):
  Class A Common Stock, $0.01 par value, 100,000,000 shares
     authorized; no shares issued and outstanding;
     shares as adjusted.....................................           --
  Class B Common Stock, $0.01 par value, 22,000,000 shares
     authorized; 10,075,174 shares issued and outstanding...          101
  Capital in excess of par..................................      156,765
  Retained earnings.........................................        4,095
  Deferred compensation.....................................       (1,791)
                                                                 --------       --------
          Total stockholders' equity........................     $159,170       $
                                                                 --------       --------
Total capitalization........................................     $390,915       $
                                                                 ========       ========

---------------

(1) Excludes 328,288 shares of Class B Common Stock issuable at an average exercise price of $12.69 on the exercise of stock options granted under the Company's option plans. See "Management -- Incentive and Benefit Plans" and "Description of Capital Stock".

                                    DILUTION

     The Company's net tangible book value as of June 30, 1997 was $72.1 million, or $7.16 per share, based on 10,075,174 shares of Common Stock outstanding. Net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to the sale of
the           shares of Class A Common Stock in the Offerings and the
application of the estimated net proceeds therefrom, the pro forma net tangible
book value of the Company as of June 30, 1997 would have been $     million or
$          per share of Common Stock. This represents an immediate increase in
net tangible book value of $          per share to existing stockholders and an
immediate dilution of $          per share to new investors purchasing shares of
Class A Common Stock in the Offerings. The following illustrates the per share dilution:

Assumed initial public offering price per share.............            $
  Net tangible book value per share before the Offerings....  $  7.16
  Increase per share attributable to new investors..........
                                                              -------
Pro forma net tangible book value per share after the
  Offerings.................................................            $
                                                                        -------
Dilution of net tangible book value per share to new
  investors(1)..............................................            $
                                                                        =======

---------------

(1) Dilution is determined by subtracting pro forma net tangible book value per share after the Offerings from the assumed initial public offering price per share. The foregoing excludes 328,288 shares of Class B Common Stock issuable at an average exercise price of $12.69 on the exercise of stock options granted under the Company's option plans and outstanding as of June 30, 1997. See "Management -- Incentive and Benefit Plans" and "Description of Capital Stock". To the extent such options are exercised upon vesting, there will be further dilution to new investors purchasing shares of Class A Common Stock in the Offerings.

                            SELECTED FINANCIAL DATA

     The selected statement of operations and balance sheet data for the years ended March 31, 1994, 1995, 1996 and 1997 are derived from the audited financial statements of the Company. The same data for the year ended March 31, 1993 has been compiled from the Company's financial statements, combining the periods for the nine months ended December 31, 1992 which was unaudited, and the three months ended March 31, 1993 which was audited. The data for the three month periods ended June 30, 1996 and 1997 has been derived from the unaudited financial statements for those periods. The unaudited financial data include, in the opinion of management, all adjustments consisting only of normal recurring accruals necessary to present fairly the data for such periods. Certain reclassifications have been made to the March 31, 1994 financial data to conform with the financial data of the other periods presented. The following financial data for the years ended March 31, 1995, 1996 and 1997 is qualified in its entirety by reference to the more detailed Financial Statements and Notes thereto, included elsewhere in this Prospectus, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                                                 QUARTER ENDED
                                                                  YEAR ENDED MARCH 31,                             JUNE 30,
                                             --------------------------------------------------------------   -------------------
                                                1993         1994         1995         1996         1997        1996       1997
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE DATA)
STATEMENT OF OPERATIONS:
Net sales..................................  $  479,971   $  547,118   $  639,908   $  628,404   $  617,289   $169,822   $168,359
Operating expenses:
  Cost of sales............................     431,288      498,692      545,725      533,965      531,190    148,912    135,037
  Selling and administrative...............      25,285       27,293       29,959       29,605       29,068      6,933      7,572
  Depreciation.............................      15,496       15,369       14,046       14,619       16,654      3,995      4,827
  Amortization of goodwill.................       3,017        4,061        4,130        4,130        4,130      1,033      1,033
  Other operating expenses(1)..............       9,000       10,920           --       16,013           --         --         --
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
                                             $  484,086   $  556,335   $  593,860   $  598,332   $  581,042   $160,873   $148,469
Income (loss) from operations..............      (4,115)      (9,217)      46,048       30,072       36,247      8,949     19,890
Other expense:
  Interest.................................      37,534       21,027       23,330       22,000       19,473      4,855      5,188
  Amortization of deferred financing
    costs..................................       1,548        2,552        2,863        1,956          934        234        234
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
                                             $   39,082   $   23,579   $   26,193   $   23,956   $   20,407   $  5,089   $  5,422
Income (loss) before income taxes (benefit)
  & extraordinary item.....................     (43,197)     (32,796)      19,855        6,116       15,840      3,860     14,468
Income taxes (benefit).....................     (13,711)     (10,833)       9,354        3,996        7,788      1,908      6,045
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
Income (loss) before extraordinary item....  $  (29,486)  $  (21,963)  $   10,501   $    2,120   $    8,052   $  1,952   $  8,423
Extraordinary item, net of income tax
  benefit(2)...............................      (4,185)        (748)          --           --           --         --         --
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
Net income (loss)..........................  $  (33,671)  $  (22,711)  $   10,501   $    2,120   $    8,052   $  1,952   $  8,423
                                             ==========   ==========   ==========   ==========   ==========   ========   ========
Earnings (loss) per share(3)...............               $    (2.27)  $     1.05   $     0.21   $     0.80   $   0.19   $   0.83
                                                          ==========   ==========   ==========   ==========   ========   ========
BALANCE SHEET DATA
  (end of period):
Working capital............................  $   88,805   $  111,666   $  121,364   $  114,521   $  108,727   $107,229   $114,674
Total assets...............................     495,884      523,706      561,748      554,896      535,685    547,035    541,892
Current liabilities........................      59,530       76,006      102,080       85,588       73,792     80,934     77,632
Long-term debt (less current portion)......     212,002      247,128      243,030      252,525      237,474    247,648    231,745
Stockholders' equity.......................     147,711      124,999      137,750      141,747      150,564    143,927    159,170
SELECTED OPERATING DATA:
Shipped Tons
  Stock rebar..............................         434          466          536          508          472        135        140
  Merchant bar.............................         427          468          549          544          512        121        136
  Rod......................................         144          121          129          133          105         35         29
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
  Subtotal mill finished goods.............       1,005        1,055        1,214        1,185        1,089        291        305
  Fabricated rebar.........................         317          330          347          315          326         84         85
  Billets..................................         232          263          141          175          281        108         56
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
  Total shipped tons.......................       1,554        1,648        1,702        1,675        1,696        483        446
                                             ==========   ==========   ==========   ==========   ==========   ========   ========

                                                                                                                 QUARTER ENDED
                                                                  YEAR ENDED MARCH 31,                             JUNE 30,
                                             --------------------------------------------------------------   -------------------
                                                1993         1994         1995         1996         1997        1996       1997
                                             ----------   ----------   ----------   ----------   ----------   --------   --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AND AVERAGE DATA)
Average mill finished goods prices (per
  ton).....................................  $      284   $      310   $      342   $      337   $      333   $    329   $    346
Average scrap cost (per ton)...............          94          119          130          131          130        131        129
Average metal spread (per ton).............         190          191          212          206          203        198        217
Average mill conversion costs (per ton)....         140          146          135          135          138        146        125

---------------

(1) In September 1992, the Company recorded a $9.0 million charge for a settlement related to a Florida Department of Transportation epoxy coated rebar claim. In the fiscal year ended March 31, 1994, the Company recorded a $10.3 million charge related to the closing of the Tampa melt shop and a $0.6 million charge related to closing the Fort Myers, Florida and Woodbridge, Virginia fabrication shop facilities. In the fiscal year ended March 31, 1996, the Company recorded a $15.0 million charge related to the closing of the Tampa rolling mill and a $1.0 million charge for the closure of other facilities.
(2) In December 1992, the Company repaid $239.6 million of existing debt which had a carrying value of $233.0 million resulting in a loss of $4.2 million net of income tax benefit. In the fiscal year ended March 31, 1994, the Company incurred a charge of $748,000, net of income tax benefits, as a result of redeeming $20 million of the 14.5% subordinated debentures at a premium of 6% or $1.2 million.
(3) Earnings (loss) per share for the year ended March 31, 1993 is not presented because ownership of the Company changed in late calendar 1992. For comparative purposes, loss per share for the entire period would have been $(3.37) assuming 10,000,000 shares of stock outstanding throughout the entire year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains certain forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Such statements include, among others, (i) the highly cyclical nature and seasonality of the steel industry, (ii) the fluctuations in the cost and availability of raw materials, (iii) the possibility of excess production capacity, (iv) the potential costs of environmental compliance, (v) the risks associated with potential acquisitions, (vi) further opportunities for industry consolidation,
(vii) the impact of inflation and (viii) the fluctuations in the cost of electricity. Because such statements involve risks and uncertainties, actual actions and strategies and the timing and expected results thereof may differ materially from those expressed or implied by such forward-looking statements, and the Company's future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed under "Risk Factors". The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Financial Statements and the Notes thereto, and other financial information, included elsewhere in this Prospectus.

GENERAL

     The results of operations of the Company are largely dependent on the level of construction and general economic activity in the U.S. The Company's sales are seasonal with sales in the Company's fiscal first and second quarters generally stronger than the rest of the year. The Company's cost of sales includes the cost of its primary raw material, steel scrap, the cost of converting the scrap to finished steel products, the cost of warehousing and handling finished steel products and freight costs. The following table sets forth information regarding the historical results of operations:

RESULTS OF OPERATIONS

                                                                              QUARTER ENDED
                                               YEAR ENDED MARCH 31,             JUNE 30,
                                          ------------------------------   -------------------
                                            1995       1996       1997       1996       1997
                                          --------   --------   --------   --------   --------
                                                   (IN THOUSANDS, EXCEPT PERCENTAGES)
Net sales...............................  $639,908   $628,404   $617,289   $169,822   $168,359
Cost of sales...........................   545,725    533,965    531,190    148,912    135,037
Cost of sales as a percent of net
  sales.................................      85.3%      85.0%      86.1%      87.7%      80.2%
Selling and administrative..............    29,959     29,605     29,068      6,933      7,572
Depreciation............................    14,046     14,619     16,654      3,995      4,827
Amortization of goodwill................     4,130      4,130      4,130      1,033      1,033
Other operating expenses................        --     16,013         --         --         --
                                          --------   --------   --------   --------   --------
          Income from operations........  $ 46,048   $ 30,072   $ 36,247   $  8,949   $ 19,890
Interest expense........................    23,330     22,000     19,473      4,855      5,188
Amortization of deferred financing
  costs.................................     2,863      1,956        934        234        234
Income taxes............................     9,354      3,996      7,788      1,908      6,045
                                          --------   --------   --------   --------   --------
          Net income....................  $ 10,501   $  2,120   $  8,052   $  1,952   $  8,423
                                          ========   ========   ========   ========   ========

  THREE MONTHS ENDED JUNE 30, 1997 VERSUS THREE MONTHS ENDED JUNE 30, 1996

                                  TONS SHIPPED (THOUSANDS)           AVERAGE SELLING PRICES (PER TON)
                                  -------------------------          ---------------------------------
                                   QUARTER ENDED JUNE 30,                 QUARTER ENDED JUNE 30,
                                  -------------------------          ---------------------------------
                                  1996                1997             1996                     1997
                                  -----               -----          --------                 --------
Mill Finished Goods:
  Stock Rebar...................   135                 140               $308                     $331
  Merchant Bar..................   121                 136                357                      364
  Rods..........................    35                  29                319                      339
                                   ---                 ---               ----                     ----
                                   291                 305                329                      346
Fabricated Rebar................    84                  85                453                      457
Billets.........................   108                  56                222                      231
                                   ---                 ---
          Total.................   483                 446
                                   ===                 ===

     NET SALES. Although net sales in the quarter ended June 30, 1997 declined 1% from the quarter ended June 30, 1996, income from operations for this period over the comparable period in 1996 improved because higher margin finished product sales accounted for a greater portion of the Company's net sales relative to lower margin semi-finished billets. Improved market conditions during the quarter ended June 30, 1997 resulted in a 4.0% increase in shipments of finished steel products and a 5.2% increase in average mill selling prices for finished goods for the quarter ended June 30, 1997 compared to the same period in 1996. The completion of major capital improvement projects at the Company's Charlotte and Jackson rolling mills also resulted in increased production and sales of finished goods during the June 30, 1997 quarter compared to the same period in 1996.

     COST OF SALES. Higher production levels and lower scrap costs contributed to lower costs of sales, declining from 87.7% of net sales in the quarter ended June 30, 1996 to 80.2% of net sales in the quarter ended June 30, 1997.

     SELLING AND ADMINISTRATIVE. Selling and administrative expenses for the quarter ended June 30, 1997 increased 9.2% over the same period last year due primarily to increased incentive pay as a result of improved performance.

     DEPRECIATION. Depreciation expense of $4.8 million for the quarter ended June 30, 1997 increased 20.8% over the same period last year due to capital improvement spending of $23.8 million since June 30, 1996.

  FISCAL 1997 VERSUS FISCAL 1996

                               TONS SHIPPED (THOUSANDS)           AVERAGE SELLING PRICES (PER TON)
                               -------------------------          ---------------------------------
                                 YEAR ENDED MARCH 31,                   YEAR ENDED MARCH 31,
                               -------------------------          ---------------------------------
                               1996                1997             1996                     1997
                               -----               -----          --------                 --------
Mill Finished Goods:
  Stock Rebar................    508                 472              $310                     $316
  Merchant Bar...............    544                 512               362                      352
  Rods.......................    133                 105               336                      322
                               -----               -----              ----                     ----
                               1,185               1,089               337                      333
Fabricated Rebar.............    315                 326               460                      451
Billets......................    175                 281               233                      227
                               -----               -----
          Total..............  1,675               1,696
                               =====               =====

     NET SALES. Net sales in fiscal 1997 declined 1.8% from fiscal 1996 as both prices and sales volumes of finished goods declined. Mill finished product prices declined $4 per ton, while fabricated rebar prices declined $9 per ton. Mill finished steel production and shipment volumes were limited by the start-up of major capital improvement projects at the Charlotte and Jackson rolling mills. As a result, shipments were more heavily weighted in favor of lower-priced semi-finished billet products during the equipment installation and start-up period. Fabricating revenues improved modestly as volume increases offset the decline in price.

     COST OF SALES. Cost of sales were 86.1% of net sales in fiscal 1997 versus 85.0% of net sales in fiscal 1996 due to the higher costs associated with the decline in production tonnage at the Charlotte and Jackson mills during the startup of capital projects for the rolling mills. Average scrap costs were down $1 per ton for the year due to a fourth quarter decline in scrap prices.

     SELLING AND ADMINISTRATION EXPENSES. Selling and administrative expenses remained constant at 4.7% of sales in fiscal 1997 as compared to fiscal 1996.

     DEPRECIATION. Depreciation increased to $16.7 million in fiscal 1997 from $14.6 million in fiscal 1996 due to increased capital expenditures at all four mills during the last two years.

     OTHER OPERATING EXPENSES. Other operating expenses in fiscal 1996 consisted primarily of $15.0 million of expenses related to the shut-down of the Tampa rolling mill, of which $12.0 million was attributable to the write down of mill assets to market value and $3.0 million to employee severance benefits and other closing costs.

     INTEREST EXPENSE. Interest expense declined from $22.0 million in fiscal 1996 to $19.5 million in fiscal 1997 as cash generated from operations was used to lower debt by $29.6 million and average annual interest rates declined from 9.3% to 8.7%. Capitalized interest for fiscal 1997 was $2.0 million compared to $2.1 million in fiscal 1996.

     AMORTIZATION OF DEFERRED FINANCING COSTS. Amortization of deferred financing costs declined from $2.0 million in fiscal 1996 to $.9 million in fiscal 1997 due to the refinancing of the Company's Revolving Credit Agreement in June 1995. See "-- Liquidity and Capital Resources".

     INCOME TAXES. The Company's effective federal and state income tax rate for fiscal 1997 and 1996 was 39% excluding the effect of goodwill amortization, which is not deductible for income tax purposes.

  FISCAL 1996 VERSUS FISCAL 1995

                                    TONS SHIPPED (THOUSANDS)       AVERAGE SELLING PRICES (PER TON)
                                   --------------------------      ---------------------------------
                                      YEAR ENDED MARCH 31,               YEAR ENDED MARCH 31,
                                   --------------------------      ---------------------------------
                                      1995            1996             1995                 1996
                                   ----------      ----------      ------------         ------------
Mill Finished Goods:
  Stock Rebar....................      536             508              $326                 $310
  Merchant Bar...................      549             544               359                  362
  Rods...........................      129             133               338                  336
                                     -----           -----              ----                 ----
                                     1,214           1,185               342                  337
Fabricated Rebar.................      347             315               421                  460
Billets..........................      141             175               228                  233
                                     -----           -----
          Total..................    1,702           1,675
                                     =====           =====

     NET SALES. Net sales for fiscal 1996 were 1.8% lower than fiscal 1995 due to lower volume and lower mill average selling prices. Although semi-finished billet shipments were 24.1% higher than in fiscal 1995, finished product shipments were down 4.1%. Average mill selling prices declined $5 per ton. Although fabricated rebar prices increased $39 per ton, fabricated rebar shipments were down 9.2%.

     COST OF SALES. Cost of sales were 85.0% of net sales in fiscal 1996 versus 85.3% of net sales in the previous year. Mill conversion costs were the same while scrap steel costs were $1 per ton higher than in fiscal 1995.

     SELLING AND ADMINISTRATION EXPENSES. Selling and administrative expenses remained constant at 4.7% of sales in fiscal 1996 compared to fiscal 1995.

     DEPRECIATION. Depreciation increased to $14.6 million in fiscal 1996 from $14.0 million in fiscal 1995 due to increased capital expenditures that were placed in service at all four mills.

     OTHER OPERATING EXPENSES. Other operating expenses in fiscal 1996 consisted primarily of $15.0 million of expenses related to the shut-down of the Tampa rolling mill, of which $12.0 million was attributable to the write down of fixed assets at the mill to market value and $3.0 million to employee severance benefits and other closing costs.

     INTEREST EXPENSE. Interest expense declined from $23.3 million in fiscal 1995 to $22.0 million in fiscal 1996 primarily because of lower average interest rates and higher capitalized interest. Average annual interest rates declined from 9.8% in fiscal 1995 to 9.3% in fiscal 1996. Average borrowings were higher in fiscal 1996 than in fiscal 1995. Capitalized interest for fiscal 1996 was $2.1 million versus $654 thousand in fiscal 1995.

     AMORTIZATION OF DEFERRED FINANCING COSTS. Amortization of deferred financing costs declined in fiscal 1996 as compared to fiscal 1995 due to refinancing of the Company's Revolving Credit Agreement. See "-- Liquidity and Capital Resources".

     INCOME TAXES. The effective federal and state income tax rate for fiscal 1996 was 39% compared to 38.8% for fiscal 1995 excluding the effect of goodwill amortization, which is not deductible for income tax purposes.

  QUARTERLY RESULTS OF OPERATIONS

                                                             QUARTER ENDED
                             -----------------------------------------------------------------------------
                               JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,
                                 1996            1996            1996            1997            1997
                             -------------   -------------   -------------   -------------   -------------
                                                  (IN THOUSANDS, EXCEPT AVERAGE DATA)
STATEMENT OF OPERATIONS:
Net sales..................    $169,822        $158,086        $139,948        $149,433        $168,359
Operating expenses:
  Cost of sales............     148,912         136,261         119,602         126,415         135,037
  Selling and
    administrative.........       6,933           7,328           7,184           7,623           7,572
  Depreciation.............       3,995           4,096           4,193           4,370           4,827
  Amortization of
    goodwill...............       1,033           1,032           1,032           1,033           1,033
                               --------        --------        --------        --------        --------
                               $160,873        $148,717        $132,011        $139,441        $148,469
  Income from operations...       8,949           9,369           7,937           9,992          19,890
Other expense:
  Interest.................       4,855           5,043           4,786           4,789           5,188
  Amortization of deferred
    financing costs........         234             233             233             234             234
                               --------        --------        --------        --------        --------
                               $  5,089        $  5,276        $  5,019        $  5,023        $  5,422
Income before income
  taxes....................       3,860           4,093           2,918           4,969          14,468
Income taxes...............       1,908           1,999           1,541           2,340           6,045
                               --------        --------        --------        --------        --------
         Net income........    $  1,952        $  2,094        $  1,377        $  2,629        $  8,423
                               ========        ========        ========        ========        ========

                                                             QUARTER ENDED
                             -----------------------------------------------------------------------------
                               JUNE 30,      SEPTEMBER 30,   DECEMBER 31,      MARCH 31,       JUNE 30,
                                 1996            1996            1996            1997            1997
                             -------------   -------------   -------------   -------------   -------------
                                                  (IN THOUSANDS, EXCEPT AVERAGE DATA)
SELECTED OPERATING DATA:
Shipped Tons
  Stock rebar..............         135             108             104             125             140
  Merchant bar.............         121             133             123             135             136
  Rod......................          35              26              19              25              29
                               --------        --------        --------        --------        --------
  Subtotal mill finished
    goods..................         291             267             246             285             305
  Fabricated rebar.........          84              86              82              74              85
  Billets..................         108              79              47              47              56
                               --------        --------        --------        --------        --------
  Total shipped tons.......         483             432             375             406             446
                               ========        ========        ========        ========        ========
Average mill finished goods
  prices (per ton).........    $    329        $    334        $    334        $    334        $    346
Average scrap cost (per
  ton).....................         131             134             129             125             129
Average metal spread (per
  ton).....................         198             200             205             209             217
Average mill conversion
  costs (per ton)..........         146             134             137             134             125

LIQUIDITY AND CAPITAL RESOURCES

     The Company's three largest financial obligations currently outstanding are the $100 million aggregate principal amount 11 1/2% First Mortgage Notes due December 15, 2000 (the "First Mortgage Notes"), a $140 million aggregate principal amount Revolving Credit Agreement (the "Revolving Credit Agreement"), and a $50 million aggregate principal amount Subordinated Intercompany Note due December 21, 2002 and owed to FLS.

     The First Mortgage Notes are secured by the real property, equipment and certain other assets at the Company's minimills. The First Mortgage Notes are redeemable, at the option of the Company, in whole or in part from time to time, at the redemption prices set forth below (expressed as percentages of the outstanding principal amount) if redeemed during the twelve-month period commencing on December 15 of each year referenced below, plus, in each case, accrued interest thereon to the date of the redemption:

YEAR                                                          PERCENTAGE
----                                                          ----------
1996........................................................   103.833%
1997........................................................   101.916
1998 and thereafter.........................................   100.000

     The Revolving Credit Agreement is secured by the Company's inventory and receivables and matures on June 9, 1999. The Revolving Credit Agreement provides for a substantial portion of the Company's liquidity by making available up to $140 million in borrowings, subject to a "borrowing base". As of June 30, 1997, the Revolving Credit Agreement had a borrowing base of approximately $121.2 million, of which approximately $33.2 million was available to the Company, $50.9 million was outstanding and $37.1 million was allocated to letters of credit provided as credit backing for the Company's outstanding Industrial Revenue Bonds. These Industrial Revenue Bonds were issued to construct facilities in Jackson, Tennessee, Charlotte, North Carolina, Jacksonville, Florida, and Plant City, Florida. The interest rates on these bonds range from 50% to 75% of the prime rate. The Company increased its outstanding Industrial Revenue Bonds by $20 million in fiscal 1996 for a solid waste recycling facility in Jackson, Tennessee. The Industrial Revenue Bonds mature in fiscal 2004 except for the new Industrial Revenue Bonds which mature in fiscal 2018.

     The First Mortgage Notes and the Revolving Credit Agreement contain certain restrictions regarding the incurrence of additional indebtedness by the Company and other restrictive covenants relating to the Company's business. The Company continues to comply with all of the covenants of its loan agreements. See "Note D of Notes to Financial Statements".

     Net cash provided by operating activities for the quarter ended June 30, 1997 was $5.1 million compared to $18.4 million for the same period last year principally because finished product inventories, during the June 30, 1996 quarter, were drawn down to minimum operating levels during production disruptions caused by mill modernization projects at the Charlotte and Jackson mills. Net cash provided by operating activities in fiscal 1997 was $43.9 million compared to $44.1 million in fiscal 1996.

     Over the years, the Company has expanded capacity by means of modernizing and upgrading facilities. Capital expenditures were $34.4 million for the year ended March 31, 1997, $36.9 million for the year ended March 31, 1996 and $25.8 million for the year ended March 31, 1995. The Company anticipates spending approximately $30.0 million for capital expenditures in fiscal 1998.

     The Company believes that the amounts available from operating cash flows and funds available through its Revolving Credit Agreement will be sufficient to meet its expected operational cash needs and planned capital expenditures for the foreseeable future.

COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

     The Company is subject to federal, state and local laws and regulations governing the remediation of environmental contamination associated with releases of hazardous substances which can impose joint and several liability for contamination regardless of fault or the lawfulness of past activities (collectively, "Environmental Cleanup Laws") and to extensive federal, state, and local laws and regulations governing discharges to the air and water as well as the handling and disposal of solid and hazardous wastes and employee health and (collectively, "Environmental Regulatory Laws"). Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both. Third parties also may have the right to sue to enforce compliance and for damages.

     The Company has estimated its potential costs for further remediation under Environmental Cleanup Laws at on-site and off-site locations through 2009 to be approximately $12.2 million and has included this amount in the Company's recorded liabilities as of June 30, 1997. Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants, and quotations and third-party estimates of costs of remediation-related services provided to the Company, or of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. In light of the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance that the ultimate costs of remediation may not be more or less than the estimated remediation costs that the Company has recorded.

     The Company also incurs significant ongoing costs to comply with current standards promulgated by Environmental Regulatory Laws. Although it is the Company's policy to comply with all Environmental Regulatory Laws and the Company believes that it is currently in material compliance with all Environmental Regulatory Laws, Environmental Regulatory Laws may become more significant in the future and, there can be no assurance that material environmental liabilities will not be incurred by the Company or that compliance with Environmental Regulatory Laws (whether those currently in effect or those that may be enacted in the future) will not require additional expenditures by the Company or require changes to the Company's current operations, any of which could have a material adverse effect on the Company's results of operations and financial condition.

IMPACT OF INFLATION

     The Company's primary costs include ferrous scrap, energy and labor, which can be affected by inflationary conditions. The Company has generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions driven primarily by the level of construction activity. Another factor that may limit the Company's ability to pass on cost increases in materials is over-capacity in the steel industry.

                                    BUSINESS

GENERAL

     The Company operates four non-union minimills located in the southeastern U.S. that produce steel concrete reinforcing bars ("rebar"), light structural shapes such as rounds, squares, flats, angles and channels ("merchant bars") and, to a lesser extent, wire rod ("rods") and billets (which are semi-finished steel products). The Company also operates 13 rebar fabricating plants strategically located in close proximity to its mills; rail spike manufacturing facilities in Paragould, Arkansas and Lancaster, South Carolina; and a wire mesh and collated nail manufacturing facility in New Orleans, Louisiana. Rebar is used primarily for strengthening concrete in highway and building construction and other construction applications. Merchant bars are used in a wide variety of applications including floor and roof joists, transmission towers, and farm equipment. Rods are used in a variety of applications, including the manufacture of welded wire fabric and nails.

     Approximately 60% of the Company's mill rebar production is sold directly to distributors and independent fabricating companies in stock lengths and sizes. The remaining 40% of the rebar produced by the mills is transferred to the Company's 13 fabricating plants where value is added by cutting and bending the rebar to meet strict engineering, architectural and other end-product specifications. Merchant bars and rods generally are sold by the mills to steel service centers, original equipment manufacturers and fabricators in stock lengths and sizes.

     The Company's four minimills are located in Jacksonville, Florida, Charlotte, North Carolina, and Jackson and Knoxville, Tennessee. Minimills are steel mills that use electric arc furnaces to melt steel scrap and cast the resulting molten steel into long strands called billets in a continuous casting process. The billets are typically transferred to a rolling mill where they are reheated, passed through roughing mills for size reduction and then rolled into rebar, merchant bars or rods. These products emerge from the rolling mill and are uniformly cooled on a cooling bed. Most merchant products then pass through automated straightening and stacking equipment. Rebar and merchant products are neatly bundled prior to shipment to customers by rail or truck.

     The predecessor of the Company was formed in 1937 as a rebar fabricator. In 1956, it merged with five steel fabricators in Florida to form Florida Steel Corporation, which then commenced construction of its first minimill in Tampa, Florida. In 1996, the Company changed its name to AmeriSteel Corporation.

     The Company was a public company from 1956 until 1988 when it was taken private in a management led leveraged buyout. In late 1992, the Company was purchased by Kyoei Steel, Ltd. ("Kyoei"), a private Japanese minimill company engaged in the manufacture of commodity grade steel products, primarily rebar and merchant bar products. Kyoei, founded in 1947, operates four minimills in Japan and a rolling mill in Vietnam with a total annual finished steel capacity of 2.5 million tons. Kyoei enjoys a reputation of being a highly efficient, low cost producer in the domestic Japanese market. The Company has benefitted from access to Kyoei's operating, engineering and technical expertise.

INDUSTRY

     United States market demand for rebar was approximately 6.3 million tons in calendar 1996. The Company believes that it is the second largest producer of rebar in the U.S. and estimates it has approximately a 13% share of the U.S. rebar market and approximately a 20% share in the eastern two-thirds of the U.S. The U.S. market for merchant and other light structural shape bars was estimated to be approximately 8.6 million tons in calendar 1996. The Company estimates that it has approximately a 6% share of this market in the U.S. For the quarter ended June 30, 1997, approximately 24% of the Company's net sales were derived from fabricated rebar, 28% from stock rebar, 31% from merchant bars, 6% from rods and 11% from semi-finished billets.

     The minimill industry is composed of two types of competitors: multi-mill operators and stand-alone minimills. The Company believes that recent growth in the industry (through acquisitions as well as capital expenditures) has been driven by multi-mill operations because stand-alone minimills have not generally been able to achieve the economies of scale or had access to the financial resources to make the investments that larger operators have. The Company believes that further industry consolidation will continue given the significant advantages available to multi-mill operators. Accordingly, the Company is actively investigating potential acquisition opportunities.

COMPETITIVE STRENGTHS

     The primary focus of the Company's business strategy is to continue to be a low cost producer of rebar and merchant bar products in the U.S. and further grow its business including through acquisitions of steel producing and related assets. The Company believes that the following competitive strengths are key elements of this strategy:

     DEMONSTRATED COST CONTROL. Since 1994, the Company has reduced its costs of converting scrap steel to finished steel products ("conversion costs") from $146 per ton to $125 per ton for the quarter ended June 30, 1997. The Company has achieved these cost reductions through its mill modernization program, high mill utilization, access to competitively priced electric power at its Tennessee and North Carolina mills, and labor incentive programs designed to maximize productivity. In addition, since 1994, the Company has closed unprofitable operations and divested non-core activities. The Company currently has initiatives in place that it believes will further reduce its conversion costs.

     MODERNIZED PRODUCTION EQUIPMENT IN ATTRACTIVE LOCATIONS. Since 1992, the Company has invested approximately $110 million in mill modernization, including major projects at its Jackson, Tennessee, Jacksonville, Florida and Charlotte, North Carolina mills. The Company believes its recent mill modernization program will lower conversion costs and increase capacity utilization, enhance merchant bar quality and broaden its merchant bar product range. The southeastern U.S. (where all the Company's mills are located) accounts generally for more than one-fourth of U.S. rebar consumption and, due to mild wintertime weather conditions, demonstrates less seasonal demand fluctuations than more northern regions of the U.S. Because of the high cost of freight relative to the value of the Company's products, competition from non-regional producers is limited.

     MOTIVATED, NON-UNION LABOR FORCE. The Company employs a non-union workforce of approximately 1,870 employees. The Company's compensation programs are designed to allow employees to earn significant incentive bonuses (approximately one-fifth of their total compensation) based on production volumes, sales volumes, cost targets or return on capital employed. These programs have been successfully implemented by the current management team and have resulted in lower costs, higher productivity and increased profitability. Further incentive is provided through equity ownership plans. Approximately 57% of current employees have purchased stock in the Company, including Phillip E. Casey, Chairman and Chief Executive Officer, who owns approximately 10% of the
outstanding shares of the Company's capital stock (      % after the Offerings).

     STRONG MARKET POSITIONS. The Company believes that it is the second largest producer of rebar in the U.S. and estimates it has approximately a 13% share in the U.S. rebar market and approximately a 20% share in the eastern two-thirds of the U.S. In addition, the Company believes that it is the largest fabricator of rebar products in the U.S., with fiscal 1997 revenues of $161.2 million, or approximately 26% of the Company's sales. The Company believes its strong market position in both stock rebar shipments and fabricated rebar shipments provides it with competitive market intelligence and other advantages from vertical integration relative to its smaller competitors. The Company estimates it has approximately a 6% share of the U.S. market for merchant and other light structural shape bars. The Company believes it has opportunities to increase its market share in this market, which is generally less cyclical and more profitable than the rebar market. A recent independent survey has ranked the Company first in customer service and on-time delivery in the Company's principal product markets. As evidence of a high degree of customer satisfaction, the Company has had, on average, a relationship of at least 10 years with its top 25 customers.

PRODUCTS

     The following table shows the percentage of the Company's net sales derived from each product category in the relevant time period:

                                                                  YEAR ENDED
                                                                  MARCH 31,
                                                              ------------------   QUARTER ENDED
                                                              1995   1996   1997   JUNE 30, 1997
                                                              ----   ----   ----   --------------
Fabricated Rebar............................................   23%    24%    24%         24%
Stock Rebar.................................................   27     25     24          28
Merchant Bars...............................................   31     31     28          31
Rods........................................................    7      7      5           6
Billets and other...........................................   12     13     19          11
                                                              ---    ---    ---         ---
                                                              100%   100%   100%        100%
                                                              ===    ===    ===         ===

  REBAR PRODUCTS (STOCK AND FABRICATED)

     The Company produces rebar products at its minimills in Knoxville, Jacksonville and Charlotte, and to a lesser degree in Jackson. The Company's rebar either is sold directly to distributors and independent fabricating companies in stock lengths and sizes or is transferred to the Company's 13 fabricating plants where it is cut and bent to meet engineering, architectural and other end-product specifications. Rebar is used primarily for strengthening concrete in highway and building construction and other construction applications. The Company's rebar products are used primarily in two sectors of the construction industry: non-residential building projects, such as institutional buildings, retail sites, commercial offices, apartments and hotels and manufacturing facilities, and infrastructure projects such as highways, bridges, utilities, water and waste treatment facilities and sports stadiums. The Company's rebar products are also used in multi-family residential construction such as apartments, condominiums and multi-family homes. Usage of the Company's rebar products is roughly split evenly between private and public projects.

  MERCHANT BARS

     The Company produces merchant bars at its minimills in Jackson and Charlotte and to a lesser degree in Knoxville. Merchant bars consist of rounds, squares, flats, angles and channels. Merchant bars are generally sold to fabricators, steel service centers, and manufacturers who fabricate the steel to meet engineering or end-product specifications. Merchant bars are used to manufacture a wide variety of products, including gratings, transmission towers, floor and roof joists, safety walkways, ornamental furniture, stair railings and farm equipment.

     Merchant bar products typically require more specialized processing and handling than rebar, including straightening, stacking and specialized bundling. Because of the greater variety of shapes and sizes, merchant bars typically are produced in shorter production runs, necessitating more frequent changeovers in rolling mill equipment. Merchant products generally command higher prices and produce higher profit margins than rebar.

  RODS

     The Company produces steel rod at its Jacksonville minimill. Most of this rod is sold directly to third-party customers, while the remainder, depending on market conditions, is shipped to the Company's New Orleans, Louisiana facility, where the rod is drawn down to wire for use in the manufacture of wire mesh, collated nails and bulk nails.

  BILLETS

     The Company produces semi-finished billets for conversion to rebar, merchant bar and rods. When the market for finished product is down, or when rolling production is limited -- as was the case in fiscal 1997 with downtime associated with capital improvements in the Charlotte and Jackson mills -- the Company sells the excess billet production to steel mills that have less steel melting capacity than rolling mill capacity.

MARKETING AND CUSTOMERS

     The Concrete Reinforcing Steel Institute ("CRSI") annual statistical report for apparent rebar consumption during 1995 in the U.S. for the nine regions is depicted on the map below.

                        [U.S. MAP OF REBAR CONSUMPTION]

     CRSI has reported that the apparent rebar consumption for 1996 is approximately 6.3 million tons, an increase of 14.5% over reported apparent rebar usage in 1995 of 5.5 million tons. The latest industry data of apparent rebar consumption by region is from CRSI's 1995 data as shown below.

                                          U.S. APPARENT REBAR USAGE   AMERISTEEL SHIPMENTS    % OF
                 REGION                      (THOUSANDS OF TONS)      (THOUSANDS OF TONS)    MARKET
                 ------                   -------------------------   --------------------   ------
5.......................................            1,074                     504               47
6.......................................              314                     150               48
3.......................................              833                      71                9
4.......................................              428                      34                8
7.......................................              837                      30                4
2.......................................              530                      23                4
1.......................................              158                      22               14
8.......................................              300                       0                0
9.......................................            1,037                       1                0
                                                  -------                   -----             ----
          Total.........................            5,511                     835               15%
                                                  =======                   =====             ====

     The Company believes that it is the second largest producer of rebar in the U.S. The Company markets its rebar primarily in the Southeast, generally within a 350 mile radius of its mills due to freight economics. The boundary of the current market area for the Company's rebar products is roughly defined by a line running through New Orleans, Louisiana, Little Rock, Arkansas, Kansas City, Kansas, St. Louis, Missouri, Indianapolis, Indiana, Columbus, Ohio, and Baltimore, Maryland.

     The Company is one of the larger producers of merchant bar products and generally markets its products in the eastern two-thirds of the U.S. The Company estimates that it has approximately 6% market share of the U.S. market for merchant and other light structural shape merchant bars. The Company believes it has opportunities to increase its market share in the merchant bar market, which is generally less cyclical and more profitable than the rebar market.

     The Company conducts its marketing operation through both its own inside and outside sales personnel. The outside sales personnel for mill rebar and merchant bar are located in close proximity to the Company's major markets and customers. The Company's salespeople handle both rebar and merchant bar sales in a geographic area. This structure has several advantages in that it eliminates duplicate sales calls on customers, enables salespeople to cover smaller geographic areas, improves customer relationships and facilitates flow of reliable market information to the Company. Metallurgical service representatives, located at each of the Company's mills, provide technical support to the sales force.

     The Company's inside sales force is centralized at the Company's Tampa, Florida headquarters, where all order taking, mill production scheduling, inventory management and shipping arrangements are coordinated. This inside sales force has an average of 18 years of experience with the Company. The

Company's inside sales force can provide customers with updated order and shipment status, rolling schedules, inventory levels and mill test reports. The Company also provides customers with a dial-up information service, called AmeriSteel E-Z-Link(TM), which allows 24-hour electronic assess to information on open orders, purchasing history, shipments, rolling schedules and current inventories.

     The Company has recently developed in-house a system ("Vendor Managed Inventory" or "VMI") for certain (currently four) of its larger merchant bar customers. This system provides real-time updates to the Company and customers of order and production status. The Company assumes the responsibility for maintaining the customers' desired inventory levels and shipment status. Because of the nature of the programs, VMI is targeted for the Company's larger and more well established customers. The Company believes VMI provides it with a competitive marketing advantage with respect to these customers.

     Fabricated rebar sales personnel are located at the Company's 13 fabricating facilities where engineering service representatives provide technical and sales support.

     Principal customers of the Company include steel distributors, steel service centers, rebar fabricators, other metal fabricators and manufacturers, railroads, building material dealers and contractors. Its fabricated rebar products are sold to contractors performing work for residential and nonresidential building, road, bridge, public works, utility and other miscellaneous construction.

     The Company's business is not dependent upon any single customer. The Company's customer base is fairly stable from year to year, and during fiscal 1997 no one customer accounted for more than 2.9% of net sales and the five largest customers accounted for approximately 9.4% of net sales. The Company's business is seasonal, with orders in the Company's first and second fiscal quarters tending to be strongest.

     Fabricated rebar is generally produced in response to specific customer orders. The amount of sales order backlog pertaining to fabrication contracts was approximately 200 thousand tons at June 30, 1997. Almost all of the backlog at June 30, 1997 is expected to be filled during fiscal 1998. Due to the advanced order booking and the order backlog, fabricated rebar business tends to be less cyclical than the Company's other product lines.

     The Company's payment terms to customers are generally determined based on market conditions. The Company, however, generally does not offer extended payment terms to customers.

     Despite the commodity characteristics of the stock rebar and merchant bar markets, the Company believes that it is able to distinguish itself from its competitors to some extent due to its product quality, its consistent delivery record, its capacity to service large orders, and its ability to fill most orders quickly from inventory. Moreover, although construction and infrastructure projects are generally nonrecurring in nature, the steel fabricators, distributors and service centers which supply many of these projects tend to be long-time customers of the Company. The Company believes that its reputation for quality products and service is among the highest in the industry.

PRODUCTION AND FACILITIES

     Steel can be produced at significantly lower costs by minimills than by integrated steel operators. Integrated steel mills, which typically process iron ore and other raw materials in blast furnaces to produce steel, generally use costlier raw materials, consume more energy, operate older facilities that are more labor intensive and employ a more highly paid labor force. In general, minimills serve localized markets and produce a limited line of steel products.

     The domestic minimill steel industry currently has excess production capacity. This excess capacity has resulted in competitive product pricing and cyclical pressures on industry profit margins. The high fixed costs of operating a minimill encourage mill operators to maintain high levels of output even during periods of reduced demand which exacerbates the pressures on profit margins. In this environment, efficient production and cost controls are important to domestic minimill steel producers.

     The Company's minimills operate their melting facilities continuously and have an annual aggregate melting capacity of approximately 2.0 million tons. The Jackson, Charlotte and Jacksonville mills operate their rolling facilities continuously. The Knoxville mill operates its rolling facility five days per week.

     [MAP OF THE UNITED STATES SHOWING THE COMPANY'S MINIMILL LOCATIONS]

     The following table sets forth certain information regarding the Company's four minimills, including the current estimated annual production capacity and actual production of the minimills in thousands of tons. Billets produced in the melting process in excess of rolling needs are sold to third parties.

                                                    YEAR                                  YEAR
                                                   ENDED                                 ENDED
                                                 MARCH 31,                             MARCH 31,
                                       ANNUAL       1997       CAPACITY                   1997       CAPACITY
                           START-UP   MELTING     MELTING     UTILIZATION   ROLLING     ROLLING     UTILIZATION
LOCATION                     DATE     CAPACITY   PRODUCTION   PERCENTAGE    CAPACITY   PRODUCTION   PERCENTAGE
--------                   --------   --------   ----------   -----------   --------   ----------   -----------
Charlotte, NC............    1961        450         415           92%         400         220           55%
Jackson, TN..............    1981        600         523           87          480         364           76
Jacksonville, FL.........    1976        600         465           78          500         443           89
Knoxville, TN............    1987(1)     330         297           90          360         340           94
                                       -----       -----           --        -----       -----           --
         Total...........              1,980       1,700           86%       1,740       1,367           79%
                                       =====       =====           ==        =====       =====           ==

---------------

(1) Purchase Date

     The Company's four minimills, together with certain other assets, serve as collateral for the Company's First Mortgage Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

  CHARLOTTE MINIMILL

     The Charlotte minimill produces rebar and merchant bars. Rebar produced in Charlotte is marketed in the states from South Carolina to Pennsylvania. Merchant bar produced in Charlotte is marketed along the eastern seaboard states from Florida to Pennsylvania.

     Charlotte's melting equipment includes a 75 ton electric arc furnace utilizing the Consteel process, a continuous scrap feeding and preheating system, and a ladle refining station. The melting facilities also include a 3-strand continuous caster and material handling equipment. Charlotte's rolling mill includes a reheat furnace, 15 in-line mill stands, a 200 foot cooling bed, a cut-to-length shear and an automated material bundling unit. The rolling mill includes recently installed upgraded finishing end equipment, including a product straightener for merchant shapes and a French manufactured Empilam stacker. During fiscal 1997, capacity utilization of the rolling mill was limited due to down time associated with a major capital improvement project. The Company believes that the upgrade will improve merchant bar quality, increase production and lower conversion costs.

  JACKSON MINIMILL

     The Jackson minimill produces mostly merchant bars and some larger size rebar. This minimill is the Company's largest single producer of merchant bars. The merchant bars are marketed primarily in the southeastern U.S., as well as into southern Illinois, Indiana and Ohio.

     The Jackson mill is the newest of the Company's minimills. Melting equipment includes a 135 ton electric arc furnace, a 4-strand continuous billet caster and material handling equipment. The rolling mill consists of a 120 tons per hour reheat furnace, 16 new in-line quick-change mill stands, a cooling bed, an in-line straightener, a cut-to-length product shear, an automatic stacker, and associated shipping and material handling facilities. Installation of the new quick-change mill stands, a combination of Danieli vertical and horizontal, began in April 1996 and is scheduled to be completed in December 1997. Installation of those stands had a disruptive effect on the rolling mill operations as evidenced by the reduced capacity utilization of 76% in fiscal 1997. The Company believes this investment will provide significant return on investment in the form of decreased change time and therefore increasing production and lowering conversion costs. The Company expects that the new mill stands will increase rolling mill production capacity by approximately 60,000 tons per year and decrease mill conversion costs by approximately $5 per ton if the benefits of the project are fully realized.

  JACKSONVILLE MINIMILL

     The Jacksonville minimill produces rebar and rods. The rebar is marketed primarily in Florida, the nearby Gulf Coast states and Puerto Rico, with coiled rebar being shipped throughout the Company's marketing area. The rod products are sold throughout the southeastern U.S.

     Jacksonville's melting equipment consists of a 90 ton capacity electric arc furnace and a 4-strand continuous caster. The rolling mill includes a 100 tons per hour reheat furnace, a 16-stand horizontal Danieli in-line mill, a 10-stand Danieli rod block, a cooling bed for straight bars and a controlled cooling line for coiled products, a cut-to-length product shear, and automatic bundling and tying equipment for straight bars and coils.

  KNOXVILLE MINIMILL

     The Knoxville minimill produces almost exclusively rebar. The rebar is marketed throughout the Ohio Valley, including all areas of Ohio and Kentucky and parts of Illinois, Indiana, Virginia, West Virginia, Tennessee, and in portions of North and South Carolina, Georgia and Alabama.

     Knoxville's melting equipment includes two 35 ton electric arc furnaces, a 3-strand continuous caster and material handling equipment. The rolling mill consists of a reheat furnace, 16 in-line mill stands utilizing the Thermex in-line heat treating process, a cooling bed, a cut-to-length shear line, and associated shipping and material handling facilities.

  FABRICATION

     The Company believes that it operates the largest rebar fabricating group in the U.S., consisting of a network of 13 strategically located reinforcing steel fabricating plants throughout the southeastern U.S. with an annual capacity of approximately 334,000 tons. The facilities are interconnected via satellite for the immediate transfer of customer engineering and production information utilized in its computer assisted design (CAD) detailing programs. The fabricating plants are a downstream operation of the

Company, purchasing all rebar from the Company's minimills, primarily Knoxville, Jacksonville and Charlotte.

          [MAP OF UNITED STATES SHOWING FABRICATION PLANT LOCATIONS]

     Fabricated rebar is produced by cutting and bending stock rebar to meet engineering, architectural and other end-product specifications. The fabrication division employs about 540 employees. The following table shows the fabricating plant locations and approximate annual tonnage on a two-shift per day, five days per week operating basis.

                                                              CAPACITY (IN)TONS
FABRICATING PLANT
------------------------------------------------------------
Ft. Lauderdale, FL..........................................        30,000
Jacksonville, FL............................................        30,000
Orlando, FL.................................................        20,000
Plant City, FL (Tampa)......................................        40,000
Duluth, GA (Atlanta)........................................        30,000
Louisville, KY..............................................        20,000
Charlotte, NC...............................................        30,000
Raleigh, NC.................................................        18,000
Aiken, SC...................................................        16,000
Collierville, TN (Memphis)..................................        20,000
Knoxville, TN...............................................        40,000
Nashville, TN...............................................        20,000
St. Albans, WV..............................................        20,000
                                                                   -------
          Total.............................................       334,000
                                                                   =======

  OTHER OPERATIONS

     The Company's railroad spike operations, located in Lancaster, South Carolina and Paragould, Arkansas, forge steel square bars produced at the Charlotte mill into railroad spikes that are sold on an annual contract basis to various railroad companies. The Company's facility in New Orleans, Louisiana produces wire from steel rod. The wire is then either manufactured into wire mesh for concrete pavement, converted into collated nails for use in high-speed nail machines, or converted to bulk nails for general construction uses.

RAW MATERIALS

     Steel scrap is the Company's primary raw material and comprised approximately 42% of the Company's costs of sales in fiscal 1997. The relatively simple metallurgical requirements of the Company's products enable the Company to use low quality, and thus lower cost, steel scrap. Due to the geographic extent of the Company's requirements, the Company utilizes a scrap broker, The David J. Joseph Company ("DJJ"), in the purchase of substantially all of its requirements. DJJ receives a fixed per ton commission fee for all tons supplied. To reduce costs at its Jacksonville and Jackson minimills, the Company employs DJJ under contract to operate shredding and processing operations on its mill property for preparation and delivery of scrap from its local markets. The operator is paid a per ton fee for these services. At Knoxville, a DJJ representative is employed to source local prepared scrap, which the Company buys at day-to-day market prices at the mill. The Company believes that these processing and local buying operations at its mills consistently result in the purchase of significant quantities of the Company's requirements at a $5-$10/ton savings versus open market brokerage purchases. The Company anticipates that it could readily obtain adequate supplies of scrap steel at market prices from sources other than DJJ if warranted.

     Various domestic and foreign firms supply other important raw materials or operating supplies required for the Company's business, including refractories, ferroalloys and carbon electrodes. The Company has historically obtained adequate quantities of such raw materials and supplies to permit efficient mill operations.

ENERGY SUPPLY

     Electricity and natural gas represent approximately 14% and 4%, respectively, of the Company's conversion costs. Access to attractively priced electric power and natural gas can be an important competitive cost advantage to a minimill.

     The Company purchases its electricity from the Tennessee Valley Authority ("TVA"), Knoxville Utility Board, a TVA affiliate ("KUB"), Duke Power Company ("Duke") and Florida Power & Light Company ("FP&L") and incurred the following costs for electricity for fiscal 1997:

                                                                                   APPROXIMATE
MILL                                                        SUPPLIER   CENTS/KWH   ANNUAL COST
----                                                        --------   ---------   -----------
                                                                                       (IN
                                                                                    MILLIONS)
Jackson...................................................  TVA           2.3         $7.2
Knoxville.................................................  TVA/KUB       2.5          4.9
Charlotte.................................................  Duke          2.9          6.2
Jacksonville..............................................  FP&L          4.4         11.4

     The Company receives electric service under competitively priced power supply contracts with Duke and TVA. Given the importance of competitively priced power to minimill steel production, the Company plans to continue to exhaust every available avenue in pursuit of more cost effective rates at the Jacksonville Mill. The Company expects that, longer term, deregulation of the electric power industry will allow electricity to be purchased on more favorable terms in Florida.

     The Company purchases its power from its utilities under interruptible service contracts. Under such contracts, the utilities provide service at less than firm tariff rates in return for the right to curtail power deliveries during peak demand periods. Such interruptions are infrequent and occur with sufficient notice to allow the Company to curtail production in an orderly manner.

     Since deregulation of the natural gas industry, natural gas requirements have generally been provided through purchase of well-head gas delivered via the interstate pipeline system and local distribution companies. Open access to competitively priced supply of natural gas enables the Company to secure adequate supplies at competitive prices.

ENVIRONMENTAL REGULATION

     See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Compliance with Environmental Laws and Regulations", for a discussion of the Company's cleanup liabilities with state and federal regulators regarding the investigation and/or cleanup of certain sites.

     The Company is constructing a facility at its Jackson mill that is designed to utilize a technology developed by a third party to recycle the Company's electric arc furnace dust ("EAF") which is currently regulated as a hazardous waste due to the presence of heavy metals. The facility has a design capacity to recycle up to 30 thousand tons of EAF dust per year. The Company currently generates approximately 24 thousand tons of EAF dust per year. The facility is designed to recycle EAF dust in two stages. In the first stage the dust is fed into a rotary hearth furnace where the zinc in the dust is vaporized and collected in a baghouse as crude zinc oxide. The residual of the dust exits the rotary hearth in the form of a reduced iron unit that can be fed into the Jackson minimill's EAF furnace as a steel scrap substitute. In the second stage of the process, the crude zinc oxide is fed into a wet chemical process to extract the lead and cadmium and produce a high quality, saleable zinc oxide.

     The facility is currently in the early startup phase. Startup is expected to progress slowly given that new technology is involved, and the challenge will be to demonstrate that it can be applied at a commercially acceptable scale of production. If the technology and the facility can be successfully developed, the Company foresees that all of the Company's EAF dust will eventually be recycled at the facility and that the revenues from sale of the zinc oxide and other by-products may cover the operating cost of the facility. Additionally, the Company will save the alternative cost of disposing of its EAF dust with third parties. There can be no assurance, however, that the technology or the facility will be successfully developed, or that, if successfully developed, can be operated in a cost-efficient basis.

COMPETITION

     The Company experiences substantial competition in the sale of each of its products from a large number of companies in its geographic markets.

     Rebar and merchant bars are commodity steel products, making price the primary competitive factor. Due to the high cost of freight relative to the value of the Company's steel products, competition from non-regional producers is limited. Rebar deliveries are generally concentrated within a 350 mile radius of a minimill, while merchant bar deliveries are generally concentrated within a 500 mile radius of a minimill. Except in unusual circumstances, the customer's delivery expense is limited to freight charges from the nearest competitive minimill and any incremental freight charges must be absorbed by the supplier. The Company has experienced some competition from foreign sources, with the level and degree of foreign competition varying from time to time depending upon factors including foreign government subsidies and currency exchange rates.

     The Company's competitive environment varies by product.

  STOCK REBAR

     The boundary of the current market area for the Company's rebar products is roughly defined by a line running through New Orleans, Louisiana, Little Rock, Arkansas, Kansas City, Kansas, St. Louis, Missouri, Indianapolis, Indiana, Columbus, Ohio, and Baltimore, Maryland. The Company has found shipping outside of this market area to be only marginally profitable because of freight cost considerations.

  MERCHANT BAR

     The Company's primary marketing area for merchant bars encompasses the southeastern and midwestern U.S. The Company did not enter the merchant bar market in a significant way until 1982 and does not have the same market position it has in the rebar market. The Company's merchant bar sales now represent approximately 31% of the Company's total sales.

     The market for merchant bars is very competitive, with price being the primary competitive factor. In the last two years, the Company has upgraded its rolling mill facilities at Charlotte to increase the Company's ability to shift production from rebar to merchant bar as market conditions allow and at Jackson to increase production and improve merchant product mix.

  RODS

     The Company produces rods at its Jacksonville minimill. The Company's primary marketing area for rods includes Florida, South Carolina, Georgia, Alabama and Louisiana. The Company does not intend to geographically expand its marketing beyond these states due to the relatively low margins and prohibitive freight cost inherent to rod products. Although the market for rods can be heavily influenced by foreign imports, rod sales by foreign competitors have not had a material effect on the Company's rod sales in the last three years.

  FABRICATED REBAR

     With 13 fabricating plants located throughout the southeastern U.S., all within good support distance from one of the Company's four minimills, the Company is a major factor in all the markets it serves. In the sale of fabricated rebar, the Company competes with other steel fabricators in its marketing area, some of whom purchase their stock rebar from the Company.

EMPLOYEES

     As of June 30, 1997, the Company had 1,871 employees, none of whom is covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. The following table sets forth the approximate number of employees of the Company as of June 30, 1997:

                                                              NUMBER OF
GROUP                                                         EMPLOYEES
-----                                                         ----------
Mills
  Jackson...................................................      298
  Knoxville.................................................      213
  Jacksonville..............................................      269
  Charlotte.................................................      273
                                                                -----
          Total Mills.......................................    1,053
Mill Sales..................................................       22
Fabricating.................................................      540
Rail/Atlas..................................................      186
Corporate...................................................       70
                                                                -----
          Total Company.....................................    1,871
                                                                =====

     The Company has been, and continues to be, proactive in establishing and maintaining a climate of good employee relations with its employees. Ongoing initiatives include organizational development skills training, team building programs, opportunities for participation in employee involvement teams, and adoption of an "open book" system of management. The Company believes high employee involvement is a key factor in the success of the Company's operations.

     A compensation program designed to make the Company's employees' financial interests congruous with those of the Company's shareholders has been implemented. For the Company's mill operating employees, the incentive is directly connected to melting and rolling mill volumes. The sales team has their own incentive calculated on the Company's sales volumes. The fabrication group's operating employee incentives are tied to operating costs and other incentive targets. Some 40 employees, comprising senior management, participate in a Strategic Value Added incentive plan based upon return on capital employed.

LEGAL PROCEEDINGS

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Compliance with Environmental Laws and Regulations" for a discussion of the Company's liabilities with respect to certain environmental matters. The Company also is involved in routine litigation arising in the normal course of business. In management's opinion, the adverse resolution of any such routine litigation would not be likely to have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors consists of eight members. The Company intends within approximately six months after the completion of the Offerings to elect two independent outside directors. Directors generally serve for one-year terms and until their successors are duly elected and qualified.

     The following table sets forth certain information regarding the Company's existing directors and executive officers:

NAME                                   AGE                          POSITIONS
----                                   ---                          ---------
Phillip E. Casey.....................  54    Chairman of the Board, Chief Executive Officer and
                                             Director
J. Donald Haney......................  61    Group Vice President, Fabricated Reinforcing Steel, and
                                             Director
Shuzo Hikita.........................  54    Vice President, Engineering and Technology, and Director
Tom J. Landa.........................  46    Vice President, Chief Financial Officer, Secretary and
                                             Director
Koichi Takashima.....................  74    Director
Akihiko Takashima....................  60    Director
Hideichiro Takashima.................  39    Director
Ryutaro Yoshioka.....................  58    Director
Dennie Andrew........................  57    Vice President, Steel Mill Operations
J. Neal McCullohs....................  41    Vice President, Mill Product Sales
Robert P. Muhlhan....................  47    Vice President, Material Procurement
James S. Rogers, II..................  49    Vice President, Human Resources
Hiroyoshi Tsuchiya...................  59    Vice President, Strategic Planning

     Phillip E. Casey has been Chairman of the Board, Chief Executive Officer and a director since June 1994. Prior to joining the Company, Mr. Casey held various positions with Birmingham Steel Corporation, including Chief Financial Officer, Executive Vice President and Vice Chairman of the Board from 1985 until 1994.

     J. Donald Haney has been Group Vice President, Fabricated Reinforcing Steel since 1979 and a director of the Company since 1988. Mr. Haney joined the Company in 1958 and has held various management and sales positions with the Company. Mr. Haney was promoted to the position of Vice President in 1974. Mr. Haney is principally responsible for the Company's reinforcing steel fabricating group.

     Shuzo Hikita has been Vice President, Engineering and Technology and a director of the Company since September 1996. Prior to September 1996, Mr. Hikita held several management positions with Kyoei including Division Manager of Kyoei's Hirakata and Osaka mills from 1994 to 1996. From 1992 to 1993, Mr. Hikita was a Vice President with Auburn Steel.

     Tom J. Landa has been Chief Financial Officer, Vice President and Secretary of the Company since April 1995. Mr. Landa was elected a director of the Company in March 1997. Before joining the Company, Mr. Landa spent over 19 years in various financial management positions with Exxon Corporation and its affiliates worldwide.

     Koichi Takashima has been a director of the Company since 1992 and Chairman of Kyoei for many years.

     Akihiko Takashima has been a director of the Company since 1992 and a Director of Kyoei for 26 years.

     Hideichiro Takashima has been a director of the Company since 1995. Since June 1995 Mr. Takashima has been President and Chief Operating Officer of Kyoei. From June 1992 until June 1995, Mr. Takashima held other senior management positions with Kyoei.

     Ryutaro Yoshioka has been a director of the Company since 1995. Mr. Yoshioka has been Managing Director of Kyoei since July 1, 1994. Prior to such time Mr. Yoshioka was an executive of Bank of Tokyo for over 7 years.

     Dennie Andrew has been Vice President, Steel Mill Operations, since October 1997. From September 1996 until September 1997, Mr. Andrew was Vice President, Jacksonville Steel Mill Division. From 1986 until 1996, Mr. Andrew was President of North American operations for Simac International.

     J. Neal McCullohs has been Vice President, Mill Product Sales, since August 1995. Mr. McCullohs joined the Company in 1978 and has held various sales management positions with the Company, including division manager of the St. Albans Reinforcing Division and Atlanta Reinforcing Division.

     Robert P. Muhlhan has been Vice President, Material Procurement, since February 1995. From 1993 until 1995, Mr. Muhlhan was Regional Vice President of National Material Trading. Prior to 1993, Mr. Muhlhan spent 24 years with LTV Steel Company, most recently as Manager -- Production Materials.

     James S. Rogers, II, has been Vice President, Human Resources, since June 1997. From 1992 until 1996, Mr. Rogers was Vice President, Human Resources, at Birmingham Steel Corporation. From 1975 until 1992, Mr. Rogers was employed by the Company in various positions, including Manager of Corporate Personnel Practices and Director of Human Resources.

     Hiroyoshi Tsuchiya has been Vice President, Strategic Planning, since May 1994. Prior to his employment with the Company, Mr. Tsuchiya held various management positions with Mitsubishi Corporation in Japan and Canada from 1975 to 1994.

     Koichi Takashima and Akihiko Takashima are brothers. Hideichiro Takashima is the son of Koichi Takashima. None of the other directors or executive officers are related to one another.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has a standing Executive Compensation Committee and Audit Committee.

     The principal responsibility of the Executive Compensation Committee is to provide recommendations to the Board of Directors regarding compensation for executive officers of the Company.

     The Audit Committee's principal responsibilities are to review the annual audit of the Company's financial statements and to meet with the independent auditors of the Company from time to time in order to review the Company's general policies and procedures with respect to audits and accounting and financial controls.

DIRECTORS COMPENSATION

     No director receives separate compensation for services rendered as a director. Expenses incurred by directors who are employees of the Company to attend meetings of the Board of Directors or committees thereof are reimbursed by the Company. The Company does not reimburse expenses incurred by non-employee directors to attend Board of Directors or committee meetings. These policies are expected to change following the election of two outside, independent directors within six months following completion of the Offerings.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE

     The following table sets forth all compensation awarded to, earned by, or paid for services rendered to the Company in all capacities during the Company's three most recently completed fiscal years for each of the named executive officers of the Company as defined under applicable Securities and Exchange Commission Rules (the "Named Executive Officers"):

                                                             LONG TERM COMPENSATION
                                 ANNUAL COMPENSATION                 AWARDS
                             ----------------------------   -------------------------
                                                                           SECURITIES
                                                             RESTRICTED    UNDERLYING
                                                               STOCK        OPTIONS        ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY      BONUS      AWARD(S)(1)      (#)(1)     COMPENSATION(2)
---------------------------  ----   --------   ----------   ------------   ----------   ---------------
Phillip E. Casey...........  1997   $255,000   $   65,637    $        0            0       $  3,278
  Chairman of the Board      1996    255,000       80,453             0            0          4,617
  and Chief Executive        1995    249,167    2,692,170     4,500,000      250,000              0
  Officer(3)
J. Donald Haney............  1997    210,954       53,893             0        3,500          3,032
  Group Vice President,      1996    196,974       64,445             0        1,368          2,620
  Fabricated Reinforcing
     Steel                   1995    216,594      140,995             0            0          4,137
Tom J. Landa...............  1997    170,217       43,886             0            0          3,647
  Vice President and         1996    160,389      153,019       150,000       12,960              0
  Chief Financial
     Officer(4)
James C. Hogue(5)..........  1997    166,662       42,570             0        3,000          2,921
  Vice President, Human      1996    155,712       50,944             0        1,080          2,735
  Resources                  1995    180,936      105,872             0            0          3,422
James F. Oliver............  1997    121,978       83,009             0        3,000          2,332
  Vice President,            1996    104,734       62,942             0          738          2,096
  Knoxville Steel Mill
     Division                1995    119,856       55,317             0            0          1,936
Thomas G. Creed(5).........  1997    156,408       39,935             0            0        593,569
  President and              1996    256,308       82,671             0        2,500          2,481
  Chief Operating Officer    1995    282,204      221,779             0            0          4,748

------------------------

(1) All references are to Class B Common Stock. The shares of restricted stock shown are subject to a substantial risk of forfeiture which for Mr. Casey lapses at the rate of 20% per year beginning as of June 1, 1995 and for Mr. Landa lapses at a rate of 33 1/3% per year beginning as of April 1, 1997. At the end of fiscal 1997, the aggregate restricted stock holdings and value of such holdings were for Mr. Casey 450,000 shares and $6,075,000, respectively, and for Mr. Landa 12,000 shares and $162,000, respectively. Dividends, if declared and paid on the Common Stock generally, are payable on such restricted shares at the same rate as paid to all stockholders. In fiscal 1998, Messrs. Haney, Landa and Oliver were granted 2,500 shares of restricted stock each subject to a substantial risk of forfeiture which lapses at the rate of 33 1/3% per year beginning as of October 1, 1999.
(2) These amounts consist of Company matching contributions made pursuant to the Company's Savings Plan, except for Mr. Creed, which amount includes a one-time payment of $591,600 from the Supplemental Benefits Plan in connection with his retirement in November 1996.
(3) For fiscal 1995, Mr. Casey's salary covers ten months of employment beginning June 1, 1994, and his bonus includes a one-time signing bonus of $500,000 and a $1,946,000 tax bonus. See "-- Executive Employment Agreement" for more information.
(4) Includes a $100,000 signing bonus pursuant to Mr. Landa's employment offer in March 1995.
(5) Messrs. Creed and Hogue retired from the Company in November 1996 and May 1997, respectively.

  OPTION GRANTS TABLE

     The following table shows information concerning options to purchase shares of Class B Common Stock granted during fiscal 1997 for the Named Executive
Officers:

                                                                                           POTENTIAL
                                                                                        REALIZABLE VALUE
                                                    INDIVIDUAL GRANTS                      AT ASSUMED
                                    -------------------------------------------------   ANNUAL RATES OF
                                    NUMBER OF     % OF TOTAL                              STOCK PRICE
                                    SECURITIES     OPTIONS      EXERCISE                APPRECIATION FOR
                                    UNDERLYING    GRANTED TO    OR BASE                   OPTION TERM
                                     OPTIONS     EMPLOYEES IN    PRICE     EXPIRATION   ----------------
NAME                                 GRANTED     FISCAL YEAR     ($/SH)       DATE      5%($)    10%($)
----                                ----------   ------------   --------   ----------   ------   -------
Phillip E. Casey..................        --           --           --           --         --       --
J. Donald Haney...................     3,500         4.41%       12.50      5/14/06     27,514   69,726
Tom J. Landa......................        --           --           --           --         --       --
James C. Hogue(1).................     3,000         3.78%       12.50      5/14/06     23,584   59,765
James F. Oliver...................     3,000         3.78%       12.50      5/14/06     23,584   59,765
Thomas G. Creed(1)................     2,500         3.15%       12.50      5/14/06     19,653   49,804

---------------

(1) Messrs. Creed and Hogue forfeited their options upon retirement in November 1996 and May 1997, respectively.

  OPTION EXERCISES AND YEAR-END VALUE TABLE

     No stock options were exercised by any of the Company's executive officers during fiscal 1997. The following table shows information concerning values as of the end of fiscal 1997 of options to purchase shares of Class B Common Stock held by each Named Executive Officer:

                                                                                VALUE OF OPTIONS
                                                    NUMBER OF OPTIONS       EXERCISABLE/UNEXERCISABLE
NAME                                            EXERCISABLE/UNEXERCISABLE             $(1)
----                                            -------------------------   -------------------------
Phillip E. Casey..............................               0/0                         0/0
Tom J. Landa..................................          0/12,960                    0/12,960
J. Donald Haney...............................           0/4,868                     0/4,868
James C. Hogue(2).............................           0/4,080                     0/4,080
James F. Oliver...............................           0/3,738                     0/3,738
Thomas G. Creed(2)............................               0/0                         0/0

---------------

(1) This represents the amount by which the latest appraisal exceeds the exercise price of the options held by the Named Executive Officer.

(2) Messrs. Creed and Hogue forfeited their options upon retirement in November 1996 and May 1997, respectively.

PENSION BENEFITS

     The table below sets forth the estimated annual benefits, payable as a single life annuity beginning at retirement at age 65, at various remuneration levels and for representative years of service at normal retirement date, under the Company's tax qualified noncontributory defined benefit pension plan (the "Retirement Plan").

                      ESTIMATED ANNUAL RETIREMENT BENEFIT

                                                              YEARS OF SERVICE
                                            ----------------------------------------------------
FINAL AVERAGE COMPENSATION                  20 YEARS   25 YEARS   30 YEARS   35 YEARS   40 YEARS
--------------------------                  --------   --------   --------   --------   --------
$100,000..................................  $27,070    $33,837    $40,604    $47,372    $ 52,372
 150,000..................................   42,070     52,587     63,104     73,622      81,122
 200,000..................................   57,070     71,337     85,604     99,872     109,872

     Under the Retirement Plan, the compensation taken into account generally includes all salary, bonuses and other taxable compensation, subject to a $150,000 per year limitation. The final average compensation for the Named Executive Officers for purposes of the Retirement Plan for fiscal 1997 is $150,000. The years of credited service for the named Executive Officers for the Retirement Plan are three years for Phillip E. Casey, 39 years for J. Donald Haney, two years for Tom J. Landa, seven years for James F. Oliver, and 23 years for Thomas G. Creed. The benefits under the Retirement Plan are not subject to any deduction for Social Security or other offset amounts.

SUPPLEMENTAL BENEFITS PLAN

     The Company maintains a nonqualified, unfunded Supplemental Benefits Plan (the "SERP"), which provides certain officers defined pension benefits in addition to those provided under the Company's other plans. The SERP provides an annual retirement benefit equal to the greater of (i) 50% of final average compensation without regard to the $150,000 limit, and (ii) 2.4% of final average compensation multiplied by years of service (up to 25), plus 1% of final average compensation multiplied by years of service in excess of 25 (up to 10), less (in either case) amounts to which the participant is entitled under other retirement plans of the Company and prior employers and under Social Security. Upon retirement at November 1, 1996, Thomas G. Creed received a one-time payment of $591,600 as his SERP benefit. As of March 31, 1997, the Company had accrued approximately $138,500 in supplemental retirement benefits for the then two remaining active employees (James C. Hogue and J. Donald Haney) covered by the SERP. No other Named Executive Officer is, or is anticipated to be, covered by the SERP.

     In connection with the acquisition of FLS by Kyoei the officers covered by the SERP waived certain rights under the SERP, provided that if such officers are terminated without cause, resign for good reason, die, retire or become disabled, then such officers will be entitled to receive the amounts they would have received had such officers not waived such rights.

EXECUTIVE EMPLOYMENT AGREEMENT

     Effective June 1, 1994, the Company entered into an employment agreement with Phillip E. Casey to serve as the Company's Chairman of the Board of Directors and Chief Executive Officer. The agreement provides for a one time signing bonus of $500,000, annual base salary of $300,000, a grant of 750,000 shares of Class B Common Stock (then valued at $4.5 million) to vest ratably over five years, a tax bonus in the amount of $1,946,000 with respect to such shares, and other benefits commensurate with his position. Mr. Casey has placed 15% of his annual salary at risk as part of the Company's annual incentive program. Pursuant to the agreement, the Company also granted to Mr. Casey an option to purchase an additional 250,000 shares of Class B Common Stock for $1.5 million, which Mr. Casey exercised. The agreement provides for certain termination benefits and places restrictions on the disposition of the Company's Class B Common Stock. Effective upon the completion of the Offerings, the restrictions on the disposition of such shares will lapse.

INCENTIVE AND BENEFIT PLANS

  EQUITY OWNERSHIP PLAN

     The Board of Directors administers the Equity Ownership Plan and makes the determination as to the grant of awards, options and/or rights under the plan. An aggregate of 243,002 shares of Class A Common Stock are reserved for issuance under the plan. An aggregate of 143,750 shares of Class B Common Stock are reserved for issuance in connection with stock options previously granted under the plan and currently unexercised. Under the plan, restricted stock, incentive stock options, nonqualified stock options and stock appreciation rights or any combination thereof may be granted to Company employees. In general, the exercise price of the options granted under the plan will be determined at the discretion of the Board of Directors, which price generally may not be less than the market price of the Common Stock on the date the option is granted. Options normally vest 33 1/3% each year beginning approximately two years after the date of grant and expire after 10 years. The Board of Directors may condition awards of restricted stock and stock appreciation rights upon satisfaction of performance criteria or other conditions.

  SHARES IN SUCCESS

     In 1995, the Company adopted a stock purchase/stock option plan that provided employees with a one-time right in July 1995 to purchase Class B Common Stock at a price equal to 85% of then appraised fair market value. For each share of Class B Common Stock purchased under the plan, each employee received options to purchase six additional shares at the then appraised fair market value. Options vest 33 1/3% each year beginning approximately two years after the date of grant and expire in 2005. No additional options may be granted under the plan, and no additional shares may be purchased under the plan except upon the exercise of outstanding options. As of September 30, 1997, an aggregate of 30,987 shares of Class B Common Stock purchased by employees under the plan remain outstanding, and an aggregate of 186,012 shares of Class B Common Stock are reserved for issuance under the plan in connection with stock options that were granted under the plan and are currently unexercised.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Company's Executive Compensation Committee are Koichi Takashima, Hideichiro Takashima and Ryutaro Yoshioka. Akihiko Takashima, a current director of the Company, and Takeshi Fujimura, a former director, were members of the committee during fiscal 1997. Mr. Fujimura remains a special advisor to the Chairman of the Board of the Company. No other member of the Executive Compensation Committee has at any time been an officer or employee of the Company.

     Mr. Fujimura was an advisor to the President of Kyoei until his retirement in June 1997; the current members of the Executive Compensation Committee and Akihiko Takashima continue to be executive officers and/or directors of Kyoei.

CERTAIN TRANSACTIONS

     The Company has entered into technical assistance arrangements with Kyoei, which owns FLS. See "Risk Factors -- Voting Control by Principal Stockholder" and "Principal Stockholders". Under these arrangements the Company reimburses Kyoei for the personnel costs of its consulting engineers and certain travel and other expenses. Payments made by the Company under these arrangements have been approximately $367,000, $161,000 and $32,000 in fiscal 1995, 1996 and 1997, respectively.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Class B Common Stock as of the date of the Prospectus and as adjusted to reflect the sale of the shares of Class A Common Stock offered hereby, assuming no exercise of the Underwriters' over-allotment option, by (i) each person known by the Company to own beneficially more than 5.0% of the outstanding Class B Common Stock, (ii) each director of the Company who owns shares of Class B Common Stock, (iii) each of the Named Executive Officers and (iv) all executive officers and directors as a group.

                            BENEFICIAL OWNERSHIP(1)

                                                               PERCENTAGE OF          PERCENTAGE OF
                                                                COMMON STOCK          VOTING POWER
                                                          ------------------------    -------------
                                                          BEFORE THE    AFTER THE       AFTER THE
                                              NUMBER      OFFERINGS     OFFERINGS       OFFERINGS
                                             ---------    ----------    ----------    -------------
Kyoei Steel, Ltd...........................  9,000,000(2)    89.0
Phillip E. Casey...........................    877,484       10.0(3)
J. Donald Haney............................      6,676          *          *              *
Tom J. Landa...............................     14,660          *          *              *
James F. Oliver............................      4,172          *          *              *
Koichi Takashima...........................          0         --         --             --
Akihiko Takashima..........................          0         --         --             --
Shuzo Hikita...............................          0         --         --             --
Hideichiro Takashima.......................          0         --         --             --
Ryutaro Yoshioka...........................          0         --         --             --
Thomas G. Creed(4).........................          0         --         --             --
James C. Hogue(4)..........................          0         --         --             --
All Directors and Executive Officers as a
  Group (13 persons).......................    912,987       10.3(3)

---------------

  * Less than one percent.
(1) Beneficial ownership of shares, as determined in accordance with applicable Securities Exchange Commission rules, includes shares as to which a person has or shares voting power and/or investment power. Except as otherwise indicated, all shares are held of record with sole voting and investment power. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date which such person has the right to acquire within 60 days after such date.
(2) All shares shown are owned directly by FLS, a wholly owned subsidiary of Kyoei. Kyoei's address is 18F Aqua Dojima, West Building, 1-4-16 Dojimahama, Kita-Ku, Osaka 530, Japan.
(3) Based on a beneficial ownership before the Offerings by Mr. Casey of 1,006,892 shares. The additional 129,408 shares of Class B Common Stock have been gifted by Mr. Casey pursuant to Transfer and Proxy Agreements between Mr. Casey and certain donees. The gifted shares are subject to certain restrictions set forth in the agreements. Under the agreements, Mr. Casey is appointed as attorney-in-fact with full power to vote the shares in accordance with the decision of the holders of a majority of the shares held by the donee stockholders and Mr. Casey. As a result, Mr. Casey had the right to vote all 129,408 shares. The restrictions (including those relating to voting) expire upon the effectiveness of the registration statement of which this Prospectus is a part. Mr. Casey's address is 5100 W. Lemon Street, Suite 312, Tampa, Florida 33609.
(4) Messrs. Creed and Hogue retired from the Company in November 1996 and May 1997, respectively.

                          DESCRIPTION OF CAPITAL STOCK

     References in this Prospectus to the Company's Articles of Incorporation or Bylaws are references to such documents as they will be amended and restated in connection with the Offerings. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Company's Articles of Incorporation, the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

     The Company has authority under its Articles of Incorporation to issue up to 100,000,000 shares of Class A Common Stock, par value $.01, and up to 22,000,000 shares of Class B Common Stock, par value $.01 (together referred to as "Common Stock"). Shares of Class A Common Stock and shares of Class B Common Stock generally carry the same rights, powers, preferences, privileges and limitations, except that Class A Common Stock has one vote per share while Class B Common Stock has two votes per share. As of the date of this Prospectus, there are no shares of Class A Common Stock outstanding and there are 10,114,603 shares of Class B Common Stock outstanding held of record by approximately 1,065 stockholders. Of such shares, 9,000,000 shares are held of record by FLS, which
shares will represent approximately      % of the combined voting power of all
Common Stock upon completion of the Offerings. See "Principal Stockholders".

     Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company.

VOTING RIGHTS

     The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to two votes per share. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval. Because of the disproportionate voting rights of the Class B Common Stock, holders of Class B Common Stock may be able to control the outcome of matters submitted to a vote of the Company's stockholders, including the election of directors, when the number of outstanding shares of Class B Common Stock is less than a majority of the number of shares of all classes of Common Stock then outstanding. See "Risk Factors -- Voting Control by Principal Stockholder".

DIVIDENDS

     Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Company out of assets legally available therefor. The Company may not make any dividend or distribution to any holder of any class of Common Stock unless simultaneously with such dividend or distribution the Company makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class. In the case of a dividend or other distribution payable in shares of a class of Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the Common Stock, is payable in shares of a class of Common Stock, the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number. In the case of dividends or other distributions consisting of other voting securities of the Company or of voting securities of any corporation which is a wholly-owned subsidiary of the Company, the Company shall declare and pay such dividends in two separate classes of such voting securities, identical in all respects except that (i) the voting rights of each such security issued to the holders of Class A Common Stock shall be one-half of the voting rights of each such security issued to holders of Class B Common Stock, (ii) such security issued to holders of Class B Common Stock shall convert into the security issued to the holders of Class A Common Stock upon the same terms and conditions applicable to the conversion of Class B Common Stock into Class A Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of the Class B Common Stock, and (iii) with respect only to dividends or other distributions of voting securities of any corporation which is a wholly owned subsidiary of the Company, the respective voting rights of each such security issued to holders of Class A Common Stock and Class B Common Stock with respect to election of directors shall otherwise be as comparable as is practicable to those of the Class A Common Stock and Class B Common Stock, respectively. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of the Company or of voting securities of any corporation which is a wholly owned subsidiary of the Company, the Company shall provide that such convertible or exchangeable securities and the underlying securities be identical in all respects (including, without limitation, the conversion or exchange rate) except that the underlying securities may have the same differences as they would have if the Company issued voting securities of the Company or of a wholly owned subsidiary rather than issuing securities convertible into, or exchangeable for, such securities.

CONVERSION

     Class A Common Stock has no conversion rights. Shares of Class B Common Stock are convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders of the Company, the number of shares of Class B Common Stock then
outstanding is less than      % of the aggregate number of shares of Common
Stock outstanding as of such record date. The Company covenants that (i) it will at all times reserve and keep available, out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock issuable upon the conversion of all outstanding shares of Class B Common Stock,
(ii) it will cause any share of Class A Common Stock issuable upon conversion of a share of Class B Common Stock that requires registration with or approval of any governmental authority under federal or state law before such shares may be issued upon conversion to be so registered or approved and (iii) it will use its best efforts to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon such national securities exchange upon which the outstanding Class A Common Stock is listed at the time of such delivery.

RESTRICTIONS ON ADDITIONAL ISSUANCES AND TRANSFER

     The Company may not issue or sell any shares of Class B Common Stock or any securities (including, without limitation, any rights, options, warrants or other securities) convertible into, or exchangeable or exercisable for, shares of Class B Common Stock to any person who is not a holder of Class B Common Stock as of the date of completion of the Offerings, other than pursuant to stock options already outstanding. Additionally, shares of Class B Common Stock may not be transferred, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than another holder of Class B Common Stock or to Kyoei. Notwithstanding the foregoing (i) any holder of Class B Common Stock may pledge his, her or its shares of Class B Common Stock to a financial institution pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee provided that such shares remain subject to the transfer restrictions and that, in the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to as provided above or converted into shares of Class A Common Stock, as the pledgee may elect, and (ii) the foregoing transfer restrictions shall not apply in the case of a merger, consolidation or business combination of the Company with or into another corporation in which all of the outstanding shares of Common Stock of the Company regardless of class are purchased by the acquiror.

RECLASSIFICATION AND MERGER

     In the event of a reclassification or other similar transaction as a result of which the shares of Class A Common Stock are converted into another security, then a holder of Class B Common Stock will be entitled to receive upon conversion the amount of such other security that the holder would have received if the conversion occurred immediately prior to the record date of such reclassification or other similar transaction. No adjustments in respect of dividends will be made upon the conversion of any share of Class B Common Stock except that, if a share is converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Common Stock but prior to such payment, then the registered holder of such share at the close of business on such record date will be entitled to receive the dividend or other distribution payable on such date regardless of the conversion thereof or the Company's default in payment of the dividend due on such date. In the event the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of Common Stock will be exchanged for or changed into either (i) the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or changed; provided, however, that if shares of Common Stock are exchanged for or changed into shares of capital stock, such shares so exchanged for or changed into may differ to the extent and only to the extent that the Class A Common Stock and Class B Common Stock differ as provided in the Company's Articles of Incorporation or (ii) if holders of each class of Common Stock are to receive different distributions of stock, securities, cash and/or any other property, an amount of stock, securities, cash and/or property per share having a value, as determined by an independent investment banking firm of national reputation selected by the Board of Directors, equal to the value per share into which or for which each share of any other class of Common Stock is exchanged or changed.

OTHER PROVISIONS

     In the event of liquidation of the Company, after payment of the debts and other liabilities of the Company, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class. Except as described below, the holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. None of the Class A Common Stock or Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

FLORIDA BUSINESS CORPORATION ACT

     The Company will be subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its Bylaws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the "Florida Act") contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" means an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one third of such voting power, (ii) one third or more but less than a majority of such voting power and (iii) more than a majority of such voting power.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested stockholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested stockholder,
(ii) the interested stockholder has owned at least 80% of the corporation's outstanding voting shares for at least five years, or (iii) the interested stockholder is the beneficial owner of at least 90% of the corporation's outstanding voting shares, exclusive of those shares acquired by the interested stockholder directly from the corporation in a transaction approved by a majority of the disinterested directors, or (iv) the affirmative vote of two-thirds of the voting shares other than the shares beneficially owned by the interested stockholders. An interested stockholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

INDEMNIFICATION AND LIMITATION OF LIABILITY FOR DIRECTORS AND OFFICERS

     The Company's Bylaws provide that the Company shall indemnify directors and officers to the fullest extent permitted by the laws of the State of Florida. The Company intends to enter into indemnification agreements with all of its executive officers and directors creating certain indemnification obligations on the Company's part in favor of the directors and executive officers. These indemnification agreements clarify and expand the circumstances under which a director or executive officer will be indemnified.

     The indemnification rights conferred by the Bylaws and indemnification agreements are not exclusive of any other right, under the Florida Act or otherwise, to which a person seeking indemnification may otherwise be entitled. The Company also intends to provide liability insurance for the directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers.

     The effect of such indemnification arrangements may be to exempt or limit the liability of such executive officers and directors to the Company or its stockholders for monetary damages for breach of fiduciary duty to the Company, except to the extent such exemption or limitation is not permitted under the Florida Act as the same exists or may hereafter be amended.

TRANSFER AGENT

     The transfer agent and registrar of the Common Stock is                  .

LISTING

     Application will be made for listing of the Class A Common Stock on the New York Stock Exchange ("NYSE") under the trading symbol "AST".

                        SHARES ELIGIBLE FOR FUTURE SALE

     A substantial number of shares of Class B Common Stock already outstanding, or issuable on exercise of outstanding options, upon conversion into shares of Class A Common Stock, will be eligible for future sale in the public market at prescribed times pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act").

     Future sales of a substantial number of shares of the Class A Common Stock in the public market could adversely affect the market price of the Class A Common Stock and could impair the Company's ability to raise capital through the sale of equity or equity-related securities. Upon completion of the Offerings,
the Company will have        shares of Class A Common Stock outstanding and
10,114,603 shares of Class B Common Stock outstanding. All shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. Of such shares, 72,208 shares of Class B Common Stock,
representing approximately        % of the issued and outstanding shares of
Common Stock (approximately        % if the Underwriters' over-allotment options
are exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144"). The remaining 10,042,395 shares of Class B Common Stock representing
approximately      % of the issued and outstanding shares of Common Stock
(approximately      % if the Underwriters' over-allotment options are exercised in full) are beneficially owned by affiliates of the Company and are therefore "restricted securities" as that term is defined in Rule 144 and as such are subject to certain holding period, volume limitations and other restrictions prescribed by Rule 144. The Company, certain of its executive officers and Kyoei have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell, pledge, hypothecate, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, (which shall be deemed to include, without limitation, the entering into of a cash-settled or Common Stock settled derivative instrument) any shares of Common Stock, any securities of the Company that are substantially similar to the Class A Common Stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock, or any such substantially similar securities, (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus), without the prior written consent of the representatives, except for the shares of Class A Common Stock offered in connection with the Offerings. Upon expiration of such 180 day period, an aggregate of 10,042,395 shares will be eligible for sale subject to the timing, volume and manner of sale restrictions of Rule 144. See "Underwriting".

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned his or her shares of Common Stock for at least one year (including the prior holding period of any prior owner other than an affiliate of the Company) is entitled to sell within any three-month period that number of shares which does not exceed the greater of 1% of the outstanding shares of Common Stock and the average weekly trading volume during the four calendar weeks preceding each such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not or has not been deemed an affiliate of the Company for at least three months and who has beneficially owned shares for at least two years (including the holding period of any prior owner other than an affiliate) would be entitled to sell such shares under Rule 144 without regard to the limitations discussed above.

     Sales of such shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the Common Stock or impair the Company's ability to raise additional capital in the future through the sale of equity securities.

                        VALIDITY OF CLASS A COMMON STOCK

     The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Company by Trenam, Kemker, Scharf, Barkin, Frye, O'Neill & Mullis, Professional Association, Tampa, Florida. The validity of the shares of Class A Common Stock offered hereby will be passed upon for the Underwriters by Sullivan & Cromwell, New York, New York, which will be relying upon the opinion of Trenam, Kemker, Scharf, Barkin, Frye, O'Neill, & Mullis, Professional Association, as to matters of Florida Law.

                                    EXPERTS

     The Financial Statements and Notes thereto included in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their report with respect thereto, and is included herein, in reliance upon the authority of said firm, as experts in accounting and auditing in giving said report.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-1 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each such instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Commission. The Registration Statement, as well as all periodic reports and other information filed by the Company pursuant to the Exchange Act, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street NW, Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 7th Floor, New York, New York 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the World Wide Web site that the Commission maintains at http://www.sec.gov and from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS

Statements of Financial Position as of March 31, and June
  30, 1997 (unaudited)......................................  F-2
Statements of Income (unaudited) for the Periods Ended June
  30, 1996 and 1997.........................................  F-3
Statements of Cash Flows (unaudited) for the Periods Ended
  June 30, 1996 and 1997....................................  F-4
Notes to Unaudited Financial Statements.....................  F-5
Report of Independent Certified Public Accountants..........  F-8
Statements of Financial Position as of March 31, 1996 and
  1997......................................................  F-9
Statements of Income for the Periods Ended March 31, 1995,
  1996 and 1997.............................................  F-10
Statements of Shareholders' Equity for the Periods Ended
  March 31, 1995, 1996 and 1997.............................  F-11
Statements of Cash Flows for the Periods Ended March 31,
  1995, 1996 and 1997.......................................  F-12
Notes to Financial Statements for the Periods Ended March
  31, 1995, 1996 and 1997...................................  F-13

                             AMERISTEEL CORPORATION

                        STATEMENTS OF FINANCIAL POSITION

                                                              MARCH 31,    JUNE 30,
                                                                1997         1997
                                                              ---------   -----------
                                                                          (UNAUDITED)
                                                                 ($ IN THOUSANDS)
                                       ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................   $  1,645    $  3,306
Accounts receivable.........................................     68,563      77,973
Inventories.................................................    106,173     104,905
Deferred tax assets.........................................      5,000       5,000
Other current assets........................................      1,138       1,122
                                                               --------    --------
          TOTAL CURRENT ASSETS..............................    182,519     192,306
ASSETS HELD FOR SALE........................................     14,838      14,967
PROPERTY, PLANT AND EQUIPMENT...............................    308,159     310,507
Less accumulated depreciation...............................     58,138      62,924
                                                               --------    --------
                                                                250,021     247,583
GOODWILL....................................................     85,773      84,740
DEFERRED FINANCING COSTS....................................      2,523       2,289
OTHER ASSETS................................................         11           7
                                                               --------    --------
TOTAL ASSETS................................................   $535,685    $541,892
                                                               ========    ========
                        LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable......................................   $ 44,666    $ 40,482
Salaries, wages and employee benefits.......................     14,598      14,470
Environmental remediation...................................      5,079       5,633
Other current liabilities...................................      4,355       9,615
Interest payable............................................      4,659       1,745
Current maturities of long-term borrowings..................        435       5,687
                                                               --------    --------
          TOTAL CURRENT LIABILITIES.........................     73,792      77,632
LONG-TERM BORROWINGS, LESS CURRENT PORTION..................    237,474     231,745
OTHER LIABILITIES...........................................     21,555      21,045
DEFERRED TAX LIABILITIES....................................     52,300      52,300
SHAREHOLDERS' EQUITY
  Common stock, $.01 par value; 30,000,000 shares authorized at March 31, and June 30, 1997, 10,079,028 and
     10,075,174 shares outstanding at March 31, and June 30,
     1997, respectively.....................................        101         101
  Capital in excess of par..................................    156,816     156,765
  Retained earnings (accumulated deficit)...................     (4,328)      4,095
  Deferred compensation.....................................     (2,025)     (1,791)
                                                               --------    --------
          TOTAL SHAREHOLDERS' EQUITY........................    150,564     159,170
                                                               --------    --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........   $535,685    $541,892
                                                               ========    ========

                       See notes to financial statements

                             AMERISTEEL CORPORATION

                        STATEMENTS OF INCOME (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                              --------------------------
                                                               JUNE 30,       JUNE 30,
                                                                 1996           1997
                                                              -----------    -----------
                                                              ($ IN THOUSANDS EXCEPT PER
                                                                    COMMON SHARE)
NET SALES...................................................   $169,822       $168,359
Operating Expenses:
  Cost of sales.............................................    148,912        135,037
  Selling and administrative................................      6,933          7,572
  Depreciation..............................................      3,995          4,827
  Amortization of goodwill..................................      1,033          1,033
                                                               --------       --------
                                                                160,873        148,469
                                                               --------       --------
INCOME FROM OPERATIONS......................................      8,949         19,890
Other Expenses:
  Interest..................................................      4,855          5,188
  Amortization of deferred financing costs..................        234            234
                                                               --------       --------
                                                                  5,089          5,422
                                                               --------       --------
INCOME BEFORE INCOME TAXES..................................      3,860         14,468
Income taxes................................................      1,908          6,045
                                                               --------       --------
NET INCOME..................................................   $  1,952       $  8,423
                                                               ========       ========
Weighted average common shares outstanding (in thousands)...     10,094         10,098
EARNINGS PER COMMON SHARE...................................   $   0.19       $   0.83
                                                               ========       ========

                       See notes to financial statements

                             AMERISTEEL CORPORATION

                      STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                              -------------------------
                                                               JUNE 30,      JUNE 30,
                                                                 1996          1997
                                                              -----------   -----------
                                                                  ($ IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................   $  1,952       $ 8,423
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      5,262         6,094
  Deferred income taxes.....................................        500            --
  Other (loss on asset disposals and deferred
     compensation)..........................................        295           739
Changes in operating assets and liabilities:
  Accounts receivable.......................................     (4,156)       (9,410)
  Inventories...............................................     14,942         1,268
  Other assets..............................................        268          (109)
  Accounts payable, income taxes and other liabilities......       (666)       (1,922)
                                                               --------       -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................     18,397         5,083
INVESTING ACTIVITIES
  Additions to property, plant and equipment................    (13,514)       (2,895)
  Proceeds from sales of property, plant and equipment......        127             1
  Use of restricted IRB funds...............................      4,017            --
                                                               --------       -------
NET CASH USED IN INVESTING ACTIVITIES.......................     (9,370)       (2,894)
FINANCING ACTIVITIES
  Payments to short-term and long-term borrowings, net......     (9,375)         (477)
  Redemption of common stock................................        (44)          (51)
                                                               --------       -------
NET CASH USED IN FINANCING ACTIVITIES.......................     (9,419)         (528)
                                                               --------       -------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............       (392)        1,661
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      6,193         1,645
                                                               --------       -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................   $  5,801       $ 3,306
                                                               ========       =======

                       See notes to financial statements

                             AMERISTEEL CORPORATION

                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

NOTE A -- BASIS OF PRESENTATION

     The financial statements include the accounts of AmeriSteel, a Florida corporation, (the Company). As of April 1, 1996, the Company changed its name from Florida Steel Corporation (which it had used since 1956) to AmeriSteel Corporation. The predecessor of the Company was formed in 1937. All significant intercompany accounts and transactions have been eliminated.

     The accompanying unaudited condensed financial statements do not include all the information or footnotes necessary for a complete presentation of financial condition, results of operations and cash flows in conformity with generally accepted accounting principles. However all adjustments which, in the opinion of management are necessary for a fair presentation, have been included. Such adjustments consisted of only normally recurring items.

     It is suggested that these condensed financial statements be read in conjunction with the financial statements and the notes thereto included elsewhere in this Prospectus. The results of the three months ended June 30, 1997 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 1998.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Recent Accounting Pronouncements: In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for reporting information about operating segments of a business. The statement, which is based on the management approach to segment reporting, includes requirements to report selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the Company holds assets and reports revenues. This statement becomes effective for the Company for reporting beginning in fiscal 1999. Management has not yet evaluated the effects of this change on the Company's financial statements.

     Reclassifications: Certain amounts in the prior period financial statements have been reclassified to conform to the current fiscal financial statement presentation.

NOTE C -- INVENTORIES

     Inventories consist of the following:

                                                              MARCH 31,    JUNE 30,
                                                                1997         1997
                                                              ---------   -----------
                                                                          (UNAUDITED)
                                                                 ($ IN THOUSANDS)
Finished goods..............................................  $ 59,299       $ 61,230
Work in-process.............................................    14,175         12,753
Raw materials and operating supplies........................    32,699         30,922
                                                              --------       --------
                                                              $106,173       $104,905
                                                              ========       ========

                             AMERISTEEL CORPORATION

NOTE D -- BORROWINGS

     Long-term borrowings consist of the following:

                                                                            JUNE 30,
                                                              MARCH 31,       1997
                                                                1997       (UNAUDITED)
                                                              ---------    -----------
                                                                  ($ IN THOUSANDS)
Revolving Credit Agreement..................................  $ 51,340      $ 50,870
First Mortgage Notes........................................   100,000       100,000
Subordinated Intercompany Note..............................    50,000        50,000
Industrial Revenue Bonds....................................    30,875        30,875
Trade Loan Agreement........................................     5,259         5,259
Note to Parent..............................................       435           428
                                                              --------      --------
                                                               237,909       237,432
Less Current Maturities.....................................       435         5,687
                                                              --------      --------
                                                              $237,474      $231,745
                                                              ========      ========

NOTE E -- ENVIRONMENTAL MATTERS

     Environmental legislation and regulation at both the federal and state level is subject to change, which may change the cost of compliance. Various possible methods of remediation are presently being studied for approval; however, it is expected that the investigation and remediation process will take a number of years. Although the ultimate costs associated with the remediation are not presently known, the Company has estimated the cost to be approximately $12.2 million with these costs recorded in accrued liabilities as of June 30, 1997. The Company paid approximately $5.2 million in remediation costs in fiscal 1997. Of the amount accrued at March 31, 1997, the Company expects to pay approximately $5.1 million in fiscal 1998. The timing of future payments are uncertain due to the various remediation alternatives being considered. The Company's estimate of the remediation costs is based on its review of each site and the nature of such problems. The Company then determines for each site the expected remediation methods, and the estimated cost for each step of remediation. In all such determinations, the Company employs outside consultants, and providers of such remedial services where necessary, to assist in making such determinations. The Company expensed approximately $2 million in each of the past two fiscal years, and $6 million in fiscal 1995 for environmental remediation costs.

     Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and quotations and third-party estimates of costs of remediation-related services provided to the Company or of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. In light of the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are jointly and severally liable, and the nature and timing of payments to be made under cost sharing arrangements, there can be no assurance the ultimate costs of remediation may not be greater or less than the estimated remediation costs.

NOTE F -- SUBSEQUENT EVENTS

     The Board of Directors contemplates an initial public offering of its common stock (the Offering). In connection with the Offering, the Board of Directors has approved a change in its Articles of Incorporation and Bylaws as
of                to authorize 100,000,000 shares of $.01 par value Class A
common stock and 22,000,000 shares of $.01 par value Class B common stock. Holders of Class A common stock and Class B common stock are entitled to one vote per share and two votes per share, respectively.

                             AMERISTEEL CORPORATION

     During September 1997, the Board of Directors granted 9,200 common stock options with an exercise price of $13.50 per share and 40,000 restricted shares of common stock with a price of $13.50 per share. These options and shares will relate to Class B common stock upon the Offering.

     In September 1997, the Company incurred additional indebtedness of $5,000,000 through an industrial revenue bond for the construction of steel mill equipment. The loan bears interest at 50% to 75% of the prime rate and matures in September 2014.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To AmeriSteel Corporation:

     We have audited the accompanying statements of financial position of AmeriSteel Corporation (a Florida corporation) as of March 31, 1996 and 1997, and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmeriSteel Corporation as of March 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Tampa, Florida,
April 25, 1997

                             AMERISTEEL CORPORATION

                        STATEMENTS OF FINANCIAL POSITION

                                                              MARCH 31,   MARCH 31,
                                                                1996        1997
                                                              ---------   ---------
                                                                ($ IN THOUSANDS)
                                      ASSETS
CURRENT ASSETS
Cash and cash equivalents...................................  $  6,193    $  1,645
Accounts receivable, less allowance of $1,000 at March 31,
  1996 and 1997 for doubtful accounts.......................    72,910      68,563
Inventories.................................................   112,753     106,173
Deferred tax assets.........................................     7,200       5,000
Other current assets........................................     1,053       1,138
                                                              --------    --------
          TOTAL CURRENT ASSETS..............................   200,109     182,519
ASSETS HELD FOR SALE........................................    14,411      14,838
PROPERTY, PLANT AND EQUIPMENT
Land and improvements.......................................    13,393      14,942
Building and improvements...................................    31,906      35,116
Machinery and equipment.....................................   199,350     250,299
Construction in progress....................................    45,039       7,802
                                                              --------    --------
                                                               289,688     308,159
Less accumulated depreciation...............................    42,679      58,138
                                                              --------    --------
                                                               247,009     250,021
GOODWILL....................................................    89,903      85,773
DEFERRED FINANCING COSTS....................................     3,457       2,523
OTHER ASSETS................................................         7          11
                                                              --------    --------
          TOTAL ASSETS......................................  $554,896    $535,685
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable......................................  $ 40,234    $ 44,666
Salaries, wages and employee benefits.......................    14,336      14,598
Environmental remediation...................................     6,079       5,079
Other current liabilities...................................     5,057       4,355
Interest payable............................................     4,940       4,659
Current maturities of long-term borrowings (including note
  payable to parent of $444 and $435 at March 31, 1996 and
  1997, respectively).......................................    14,942         435
                                                              --------    --------
          TOTAL CURRENT LIABILITIES.........................    85,588      73,792
LONG-TERM BORROWINGS, LESS CURRENT PORTION..................   252,525     237,474
OTHER LIABILITIES...........................................    20,336      21,555
DEFERRED TAX LIABILITIES....................................    54,700      52,300
SHAREHOLDERS' EQUITY........................................
Common stock, $.01 par value; 30,000,000 authorized,
  10,095,741 and 10,079,028 shares outstanding, at March 31,
  1996 and 1997, respectively...............................       101         101
Capital in excess of par....................................   157,026     156,816
Accumulated deficit.........................................   (12,380)     (4,328)
Deferred compensation.......................................    (3,000)     (2,025)
                                                              --------    --------
          TOTAL SHAREHOLDERS' EQUITY........................   141,747     150,564
                                                              --------    --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $554,896    $535,685
                                                              ========    ========

                       See notes to financial statements

                             AMERISTEEL CORPORATION

                              STATEMENTS OF INCOME

                                                                YEAR        YEAR        YEAR
                                                                ENDED       ENDED       ENDED
                                                              MARCH 31,   MARCH 31,   MARCH 31,
                                                                1995        1996        1997
                                                              ---------   ---------   ---------
                                                                   ($ IN THOUSANDS EXCEPT
                                                                 EARNINGS PER COMMON SHARE)
NET SALES...................................................  $639,908    $628,404    $617,289
Operating expenses:
  Cost of sales.............................................   545,725     533,965     531,190
  Selling and administrative................................    29,959      29,605      29,068
  Depreciation..............................................    14,046      14,619      16,654
  Amortization of goodwill..................................     4,130       4,130       4,130
  Other operating expenses..................................        --      16,013          --
                                                              --------    --------    --------
                                                               593,860     598,332     581,042
                                                              --------    --------    --------
INCOME FROM OPERATIONS......................................    46,048      30,072      36,247
Other expenses:
  Interest..................................................    23,330      22,000      19,473
  Amortization of deferred financing costs..................     2,863       1,956         934
                                                              --------    --------    --------
                                                                26,193      23,956      20,407
                                                              --------    --------    --------
INCOME BEFORE INCOME TAXES..................................    19,855       6,116      15,840
Income taxes................................................     9,354       3,996       7,788
                                                              --------    --------    --------
NET INCOME..................................................  $ 10,501    $  2,120    $  8,052
                                                              ========    ========    ========
Weighted average common shares outstanding (in thousands)...    10,000      10,062      10,087
                                                              ========    ========    ========
EARNINGS PER COMMON SHARE...................................  $   1.05    $   0.21    $   0.80
                                                              ========    ========    ========

                       See notes to financial statements

                             AMERISTEEL CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                      COMMON STOCK        CAPITAL
                                   -------------------   IN EXCESS   ACCUMULATED     DEFERRED
                                     SHARES     AMOUNT    OF PAR       DEFICIT     COMPENSATION    TOTAL
                                   ----------   ------   ---------   -----------   ------------   --------
                                                     ($ IN THOUSANDS EXCEPT SHARE DATA)
BALANCES AT MARCH 31, 1994.......         200    $ --    $150,000     $(25,001)      $    --      $124,999
Repurchase of common stock.......         (20)     --          --           --            --            --
Common stock issuance............          15      --       4,500           --        (4,500)           --
Exercise of stock options........           5      --       1,500           --            --         1,500
Net income.......................          --      --          --       10,501            --        10,501
Reduction in deferred
  compensation...................          --      --          --           --           750           750
49,999 for 1 stock dividend......   9,999,800     100        (100)          --            --            --
                                   ----------    ----    --------     --------       -------      --------
BALANCES AT MARCH 31, 1995.......  10,000,000     100     155,900      (14,500)       (3,750)      137,750
Common stock issuance............      95,741       1       1,126           --          (150)          977
Net income.......................          --      --          --        2,120            --         2,120
Reduction in deferred
  compensation...................          --      --          --           --           900           900
                                   ----------    ----    --------     --------       -------      --------
BALANCES AT MARCH 31, 1996.......  10,095,741     101     157,026      (12,380)       (3,000)      141,747
Common stock issuance............         100      --           1           --            --             1
Repurchase of common stock.......     (16,813)     --        (211)          --            --          (211)
Net income.......................          --      --          --        8,052            --         8,052
Reduction in deferred
  compensation...................          --      --          --           --           975           975
                                   ----------    ----    --------     --------       -------      --------
BALANCES AT MARCH 31, 1997.......  10,079,028    $101    $156,816     $ (4,328)      $(2,025)     $150,564
                                   ==========    ====    ========     ========       =======      ========

                       See notes to financial statements

                             AMERISTEEL CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                              MARCH 31,    MARCH 31,    MARCH 31,
                                                                 1995         1996         1997
                                                              ----------   ----------   ----------
                                                                        ($ IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................   $ 10,501     $  2,120     $  8,052
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation..............................................     14,046       14,619       16,654
  Amortization..............................................      6,993        6,086        5,064
  Deferred income taxes.....................................      1,849       (1,200)        (200)
  Loss on disposition of property, plant and equipment......        600       14,312          317
  Deferred compensation.....................................        750          900          975
Changes in operating assets and liabilities:
  Accounts receivable.......................................    (11,142)       7,450        4,347
  Recoverable income taxes..................................        300           --           --
  Inventories...............................................    (12,470)      14,927        6,580
  Other current assets......................................        420         (303)         (85)
  Other assets..............................................         15           21           (4)
  Trade accounts payable....................................      3,315       (9,130)       4,432
  Salaries, wages and employee benefits.....................       (868)      (2,184)         262
  Other current liabilities.................................        290          769         (828)
  Environmental remediation.................................     (7,995)      (5,421)      (1,400)
  Interest payable..........................................        526         (318)        (281)
  Income taxes payable......................................      1,561          514          126
  Other liabilities.........................................      2,666          929          (81)
                                                               --------     --------     --------
         NET CASH PROVIDED BY OPERATING ACTIVITIES..........     11,357       44,091       43,930
INVESTING ACTIVITIES
Additions to property, plant and equipment..................    (25,781)     (36,894)     (34,382)
Proceeds from sale of property, plant and equipment.........      1,857          788          876
Proceeds from sale (net of purchases) of assets held for
  sale......................................................         --          794        1,096
Restricted IRB Funds........................................         --      (13,700)      13,700
                                                               --------     --------     --------
         NET CASH USED IN INVESTING ACTIVITIES..............   $(23,924)    $(49,012)    $(18,710)
FINANCING ACTIVITIES
Proceeds from (payments to) short and long-term borrowings,
  net.......................................................   $ 12,147     $ 21,227     $(29,558)
Additions to deferred financing costs.......................         --         (909)          --
Repurchase of subordinated debentures.......................         --      (13,035)          --
Proceeds from exercise of stock options.....................      1,500           --           --
Proceeds from sale of common stock..........................         --          977           --
Redemption of common stock..................................         --           --         (210)
                                                               --------     --------     --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.........     13,647        8,260      (29,768)
                                                               --------     --------     --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............      1,080        3,339       (4,548)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      1,774        2,854        6,193
                                                               --------     --------     --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................   $  2,854     $  6,193     $  1,645
                                                               ========     ========     ========
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest (net of amount capitalized)..........   $ 22,150     $ 22,318     $ 19,754
                                                               ========     ========     ========
Cash paid for income taxes..................................   $  5,645     $  4,682     $  7,862
                                                               ========     ========     ========

                       See notes to financial statements

                             AMERISTEEL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                         MARCH 31, 1995, 1996 AND 1997

NOTE A -- BASIS OF PRESENTATION

     The financial statements include the accounts of AmeriSteel, a Florida corporation, (the "Company"). As of April 1, 1996, the Company changed its name from Florida Steel Corporation (which it had used since 1956) to AmeriSteel Corporation. The predecessor of the Company was formed in 1937. All significant intercompany accounts and transactions have been eliminated.

NOTE B -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Credit Risk: The Company extends credit, primarily on a basis of 30-day terms, to various customers in the steel distribution, fabrication and construction industries, primarily located in the southeastern United States. The Company performs periodic credit evaluations of its customers and generally does not require collateral. Credit (recoveries)losses for the fiscal years 1995, 1996, and 1997 have been $(559,000), $184,000 and $106,000, respectively.

     Business Segment: The Company is engaged in steel production and the manufacture, fabrication and marketing of steel products, primarily for use in construction and industrial markets. In the years ended March 31, 1996 and 1997, export sales were less than 1% of total sales.

     Cash Equivalents: The Company considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

     Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Assets Held for Sale: The majority of the account consists of real estate and machinery and equipment held for sale and is carried at the lower of cost or estimated fair value. For the year ended March 31, 1996, the Company transferred $5.0 million from property, plant and equipment to assets held for sale.

     Property, Plant and Equipment: Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized and depreciated over their estimated useful lives. Maintenance and repairs are charged against operations as incurred. Upon retirement or other disposition of property, plant and equipment, the cost and related allowances for depreciation are removed from the accounts and any resulting gain or loss is reflected in income.

     Interest costs for property, plant and equipment construction expenditures of approximately $2.1 million and $2.0 million were capitalized for the years ended March 31, 1996 and 1997, respectively. For financial reporting purposes, the Company provides for depreciation of property, plant and equipment using the straight-line method over the estimated useful lives of 20 to 30 years for buildings and improvements and 4 to 15 years for all other property, plant and equipment.

     Goodwill: Goodwill consists of the excess of purchase price over the fair value of acquired assets and liabilities. Goodwill is stated at cost less accumulated amortization of $13.3 million and $17.5 million at March 31, 1996 and 1997, respectively. Goodwill is being amortized over a 25-year period.

     Deferred Financing Costs: The deferred financing costs as of March 31, 1996 and 1997, are net of accumulated amortization of $8.0 million and $9.0 million, respectively. These amounts will be amortized over the term of the respective debt instruments, which range from 3 to 8 years.

     Earnings per Common Share: Earnings per common share are computed using the weighted average number of outstanding common shares. On May 22, 1995, the Company's Board of Directors authorized a 49,999 for 1 stock dividend.

                             AMERISTEEL CORPORATION

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Fair Value of Financial Instruments: The carrying amount of long-term borrowings approximates fair value due to market rates of interest and related maturities.

     Delivery Expenses: The Company's policy is to include all delivery expenses in cost of sales.

     Self Insurance: As part of its risk management strategies, the Company is self-insured, up to certain amounts, for risks such as workers' compensation, employee health benefits, and long-term disability. Risk retention is determined based on savings from insurance premium reductions, and, in the opinion of management, does not result in unusual loss exposure relative to other companies in the industry.

     Recent Accounting Pronouncements: In October 1996, the American Institute of Certified Public Accountants issued Statement of Position No. 96-1, "Environmental Remediation Liabilities" (SOP 96-1). SOP 96-1 provides authoritative guidance on the specific accounting issues for the recognition, measurement, display, and disclosure of environmental remediation liabilities. Specifically, SOP 96-1 requires (1) the recognition of an environmental remediation liability when the criteria of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" are met, (2) the measurement of the liability to include incremental direct costs of the remediation effort and costs of compensation and benefits for those employees who are expected to devote a significant amount of time directly to the remediation effort, (3) the measurement of the liability to include the entity's allocable share of the liability for a specific site and the entity's share of amounts related to the site that will not be paid by other potentially responsible parties, (4) the measurement of the liability be based on enacted laws, regulations and technology, and (5) appropriate display of the liabilities in the financial statements and disclosures in the footnotes to the financial statements. SOP 96-1 is effective for fiscal years beginning after December 15, 1996. Management has determined that the adoption of SOP 96-1 will not have a material effect on the accompanying financial statements.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" which establishes standards for computing and presenting earnings per share. The statement replaces the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the income statement and provides for certain disclosures. The Company will adopt Statement No. 128 in the third quarter of fiscal 1998 and does not believe the effect of adoption will be material.

     Reclassifications: Certain amounts in the fiscal 1995 and 1996 financial statements have been reclassified to conform to the fiscal 1997 financial statement presentation.

                             AMERISTEEL CORPORATION

NOTE C -- INVENTORIES

     Inventories consist of the following:

                                                              MARCH 31,   MARCH 31,
                                                                1996        1997
                                                              ---------   ---------
                                                                ($ IN THOUSANDS)
Finished goods..............................................  $ 73,196    $ 59,299
Work in-process.............................................    16,291      14,175
Raw materials and operating supplies........................    23,266      32,699
                                                              --------    --------
                                                              $112,753    $106,173
                                                              ========    ========

NOTE D -- BORROWINGS

     Long-term borrowings consist of the following:

                                                              MARCH 31,   MARCH 31,
                                                                1996        1997
                                                              ---------   ---------
                                                                ($ IN THOUSANDS)
Revolving Credit Agreement..................................  $ 71,650    $ 51,340
First Mortgage Notes........................................   100,000     100,000
Subordinated Intercompany Note..............................    50,000      50,000
Industrial Revenue Bonds....................................    30,875      30,875
Note to Parent..............................................       444         435
Trade Loan Agreements.......................................     4,498       5,259
Bank of Tokyo Loan..........................................    10,000          --
                                                              --------    --------
                                                               267,467     237,909
Less current maturities.....................................    14,942         435
                                                              --------    --------
                                                              $252,525    $237,474
                                                              ========    ========

     On June 9, 1995, the Company entered into a revolving bank agreement (the "Revolving Credit Agreement"), which provides up to $140 million borrowings subject to a "borrowing base" amount. The borrowing base amount will not exceed the sum of 85% of eligible accounts receivable plus 65% of eligible inventory. Letters of credit are subject to an aggregate sublimit of $50 million. The Revolving Credit Agreement expires on June 9, 1999.

     The Revolving Credit Agreement contains certain covenants including, among other restrictions, financial ratios and limitations on indebtedness, liens, investments and disposition of assets and dividends. It is collateralized by first priority security interests in substantially all accounts receivable and inventory of the Company. The Company was in compliance with these covenants throughout fiscal 1997.

     Loans under the Revolving Credit Agreement bear interest at a per annum rate equal to one of several rate options (LIBOR, Fed Funds, or Cost of Funds) based on the facility chosen at the time of borrowing plus an applicable margin determined by tests of performance from time to time. The effective interest rate at March 31, 1997 was 7.4%.

     The First Mortgage Notes are collateralized senior obligations of the Company limited in aggregate principal amount to $100 million and mature on December 15, 2000. Interest on the First Mortgage Notes accrues at the rate of 11.5% per annum and is payable semiannually on each June 15 and December 15. The Company has assigned and pledged a security interest in substantially all the real and personal property of the four mills.

                             AMERISTEEL CORPORATION

     The First Mortgage Notes will be redeemable, at the option of the Company, in whole or in part from time to time, on or after December 15, 1996 at redemption prices (expressed as percentages of the outstanding principal amount) if redeemed during the twelve-month period commencing on December 15 of the year set forth below, plus, in each case, accrued interest thereon to the date of redemption (none were redeemed in fiscal 1997):

YEAR                                                          PERCENTAGE
----                                                          ----------
1996........................................................    103.833%
1997........................................................    101.916%
1998 and thereafter.........................................    100.000%

     The First Mortgage Notes rank pari passu with respect to the payment in full of the principal and interest on all existing and future senior indebtedness of the Company and rank senior to all subordinated indebtedness of the Company.

     The First Mortgage Notes contain covenants that include, without limitation, maintenance of sufficient consolidated net worth and limitations on additional indebtedness, transactions with affiliates, dispositions of assets, liens, dividends and distributions. The Company was in compliance with these covenants throughout fiscal 1997.

     The Company has issued to a related party a $50 million note (the "Subordinated Intercompany Note") which matures December 21, 2002. The Subordinated Intercompany Note bears interest at variable rates. The weighted average interest rate at March 31, 1997 was 7.01%.

     The Company also has outstanding borrowings obtained through industrial revenue bonds ("IRBs") issued to construct facilities in Jackson, Tennessee; Charlotte, North Carolina; Jacksonville, Florida; and Plant City, Florida. The interest rates on these bonds range from 50% to 75% of the prime rate. The Company increased its outstanding IRBs by $20 million in fiscal 1996 for a solid waste recycling facility in Jackson, Tennessee. The IRBs mature in fiscal 2004 except for the new IRBs which mature in fiscal 2018. The IRBs are backed by irrevocable letters of credit issued pursuant to the Revolving Credit Agreement. As of March 31, 1997, the Company had approximately $37 million of outstanding letters of credit, primarily for IRBs, insurance-related matters and surety bonds.

     The Note to Parent is an unsecured non-interest bearing note which is due on demand. Accordingly, amounts due are classified as current in the accompanying statements of financial position.

     The Company has borrowed $5.3 million as of March 31, 1997, under the Trade Loan Agreements. The loan bears interest at 7.3% and matures on June 30, 1998. Proceeds were used for the purchase of steel mill equipment.

     The maturities of long-term borrowings for the fiscal years subsequent to March 31, 1997 are as follows:

FISCAL                                                            AMOUNT
------                                                       ----------------
                                                             ($ IN THOUSANDS)
1998.......................................................      $    435
1999.......................................................        58,079
2000.......................................................            --
2001.......................................................       100,000
2002.......................................................            --
Thereafter.................................................        79,395
                                                                 --------
                                                                 $237,909
                                                                 ========

                             AMERISTEEL CORPORATION

NOTE E -- INCOME TAXES

     The provision for income taxes is comprised of the following amounts:

                                                   YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                   MARCH 31,    MARCH 31,    MARCH 31,
                                                      1995         1996         1997
                                                   ----------   ----------   ----------
                                                             ($ IN THOUSANDS)
Currently payable:
  Federal........................................    $3,572      $ 4,592       $7,391
  State..........................................        --          604          597
                                                     ------      -------       ------
                                                      3,572        5,196        7,988
                                                     ------      -------       ------
Deferred provision (benefit):
  Federal........................................     4,785       (1,301)        (594)
  State..........................................       997          101          394
                                                     ------      -------       ------
                                                      5,782       (1,200)        (200)
                                                     ------      -------       ------
                                                     $9,354      $ 3,996       $7,788
                                                     ======      =======       ======

     A reconciliation of the difference between the effective income tax rate for each year and the statutory federal income tax rate follows:

                                                     YEAR ENDED   YEAR ENDED   YEAR ENDED
                                                     MARCH 31,    MARCH 31,    MARCH 31,
                                                        1995         1996         1997
                                                     ----------   ----------   ----------
                                                               ($ IN THOUSANDS)
Tax provision at statutory rates...................    $6,949       $2,141       $5,544
State income taxes, net of federal income tax
  effect...........................................       997          244          722
Goodwill amortization..............................     1,611        1,611        1,446
Other items, net...................................      (203)          --           76
                                                       ------       ------       ------
                                                       $9,354       $3,996       $7,788
                                                       ======       ======       ======

                             AMERISTEEL CORPORATION

     The components of the deferred tax assets and liabilities consisted of the following at March 31:

                                                                1996       1997
                                                              --------   --------
                                                               ($ IN THOUSANDS)
DEFERRED TAX ASSET
  Allowance for doubtful accounts...........................  $    390   $    390
  Worker's compensation accrual.............................     1,648      1,413
  Employee benefits and related accruals....................     2,229      2,351
  Environmental remediation accrual.........................     4,611      3,414
  Federal loss carryforward.................................     2,055      1,654
  State loss carryforward...................................       596         40
  Alternative minimum tax credit carryforward...............       468         --
  Pension accrual...........................................     1,739      2,334
  Post retirement benefits accrual..........................     3,228      3,306
  Other.....................................................     1,136        856
                                                              --------   --------
                                                                18,100     15,758
                                                              --------   --------
DEFERRED TAX LIABILITY
  Inventories...............................................    (2,988)    (1,992)
  Property, plant and equipment.............................   (58,260)   (57,903)
  Assets held for sale......................................    (3,240)    (2,432)
  Deferred compensation.....................................    (1,112)      (731)
                                                              --------   --------
                                                               (65,600)   (63,058)
                                                              --------   --------
NET DEFERRED TAX LIABILITY..................................  $(47,500)  $(47,300)
                                                              ========   ========

     The Company has a Federal net operating loss carryforward of approximately $4.7 million and a state net operating loss of approximately $1.0 million, both expiring in 2009. As a result of a change in tax fiscal year, recognition of Federal net operating loss carryforwards are limited to approximately $1.6 million each year.

NOTE F -- BENEFIT PLANS

     The Company maintains a defined benefit pension plan covering substantially all employees. The benefits are based on years of service and compensation during the period of employment. Annual contributions are made in conformity with minimum funding requirements and maximum deductible limitations.

                             AMERISTEEL CORPORATION

     The plan's funded status and the amounts recognized in the accompanying statements of financial position are as follows:

                                                              MARCH 31,    MARCH 31,
                                                                1996         1997
                                                              ---------    ---------
                                                                 ($ IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation including vested benefits
     of $65,617 and $66,249, at March 31, 1996 and 1997,
     respectively...........................................  $ 69,221     $ 71,157
                                                              ========     ========
Projected benefit obligation for service rendered to date...  $(84,950)    $(84,646)
Plan assets at fair value...................................    82,808       85,828
                                                              --------     --------
Projected benefit obligation (in excess of) less than plan
  assets....................................................    (2,142)       1,182
Unrecognized net gain.......................................    (1,310)      (6,549)
Unrecognized prior service cost.............................      (426)        (390)
                                                              --------     --------
Net accrued pension cost included in accrued salaries, wages
  and employee benefits.....................................  $ (3,878)    $ (5,757)
                                                              ========     ========

     The weighted average discount rates used in determining the actuarial present value of the accumulated benefit obligation were 7.5% and 7.75%, for the years ended March 31, 1996 and 1997, respectively. The rate of increase in future compensation levels was 4.5% for both years. The expected rate of return on plan assets was 9.5% for the years ended March 31, 1996 and 1997.

     Pension cost included in the accompanying statements of income is comprised of the following:

                                                 YEAR ENDED    YEAR ENDED    YEAR ENDED
                                                 MARCH 31,     MARCH 31,     MARCH 31,
                                                    1995          1996          1997
                                                 ----------    ----------    ----------
                                                            ($ IN THOUSANDS)
Service cost...................................   $ 2,574       $  2,695      $ 2,802
Interest cost..................................     5,357          5,756        6,223
Actual income from plan assets.................    (6,783)       (14,561)      (7,395)
Net amortization and deferral..................       982          8,025          249
                                                  -------       --------      -------
Net pension cost...............................   $ 2,130       $  1,915      $ 1,879
                                                  =======       ========      =======

     The Company also has a voluntary savings plan available to substantially all of its employees. Under this plan, the Company contributes amounts based upon a percentage of the savings paid into the plan by employees. The Company matches 50% of the employees' contributions up to 4% of employees' salaries. Costs under this plan were $1.2 million, $1.1 million, and $1.1 million for the years ended March 31, 1995, 1996 and 1997, respectively.

     The Company has an unfunded Supplemental Benefits Plan, which is a nonqualified plan that provides certain officers defined pension benefits in excess of limits imposed by federal tax laws. The charges to income under the Supplemental Benefits Plan for the years ended March 31, 1995, 1996 and 1997 were $159 thousand, $0 and $282 thousand, respectively.

  Post Retirement Benefits

     The Company currently provides specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan. The Company has the right to modify or terminate these benefits. The following table summarizes

                             AMERISTEEL CORPORATION
the accumulated post retirement benefit obligations included in the Company's statements of financial position:

                                                              MARCH 31,   MARCH 31,
                                                                1996        1997
                                                              ---------   ---------
                                                                ($ IN THOUSANDS)
Retirees....................................................   $4,176      $4,496
Fully eligible active participants..........................      238         232
Other active plan participants..............................    3,178       3,015
                                                               ------      ------
          Total.............................................    7,592       7,743
Plan assets at fair value...................................       --          --
Unrecognized net gain.......................................    1,303       1,319
                                                               ------      ------
Accrued post retirement benefit obligation..................   $8,895      $9,062
                                                               ======      ======

     The following table summarizes the net post retirement benefit costs:

                                                              MARCH 31,   MARCH 31,
                                                                1996        1997
                                                              ---------   ---------
                                                                ($ IN THOUSANDS)
Service cost................................................   $  203      $  216
Interest cost...............................................      543         558
Gain........................................................      (60)        (23)
                                                               ------      ------
Net post retirement benefit cost............................   $  686      $  751
                                                               ======      ======

     The weighted average discount rate used in determining the accrued post retirement benefit obligation was 7.50% for fiscal 1996 and 7.75% for fiscal 1997. The gross medical trend rate was assumed to be 10.31% in 1996 and dropping
 .346% per year to 6.0% in 2008 and beyond for pre-65 retirees that retired before January 1, 1994 and 9.0% decreasing by .5% per year to 5.5% in 2003 and beyond for post-65 retirees that retired before January 1, 1994. For retirees on or after January 1, 1994, the trend rate is the same until the Company's expected costs are double the 1992 costs. At that point, future increases in the medical trend will be paid by the retirees. The health care cost trend rate assumption has a significant effect on the amount of the obligation reported.

     The incremental effect of a 1% increase in the medical trend rate would result in an increase of approximately $230,448 and $16,699 to the accrued post retirement benefit obligation and net post retirement benefit cost, respectively, as of and for the year ended March 31, 1997.

NOTE G -- COMMON STOCK

     In fiscal 1996, the Board of Directors approved a one time Stock Purchase/Option Plan (the "Purchase Plan") available to essentially all employees. Employees who purchased stock were awarded stock options equal to six times the number of shares purchased. A total of 37,689 shares were sold under the Purchase Plan at a purchase price of $10.63 per share, with 32,448 shares outstanding as of March 31, 1997. The options were granted at fair value at the date of the grants, determined based on an independent appraisal as of the end of the previous fiscal year-end. The options have a four-year vesting period. A total of 226,134 options were granted under the Purchase Plan. No options remain available for future grant. The issued options and shares become one-third vested two years from the grant date, another one-third vested three years from the grant date and the remaining balance vested four years from the grant date. Options may be exercised for 10 years from the grant date.

                             AMERISTEEL CORPORATION

     During fiscal 1996, the Board of Directors also approved the AmeriSteel Corporation Equity Ownership Plan (the "Equity Ownership Plan") which provides for grants of common stock, options to purchase common stock and stock appreciation rights up to 438,852 shares. The Company has granted 91,350 incentive stock options and 12,100 shares of common stock under the Equity Ownership Plan through March 31, 1997. As of March 31, 1997, there remain 348,452 shares available for future grants. The issued options and shares become one-third vested two years from the grant date, another one-third vested three years from the grant date and the remaining balance vested four years from the grant date. All grants were at the fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous fiscal year-end. Options may be exercised for 10 years from the grant date.

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25 (APB 25), under which no compensation expense has been recognized for the instruments issued under the Purchase Plan or the options issued under the Equity Ownership Plan. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), which was effective for fiscal years beginning after December 15, 1995. SFAS No. 123 allows companies to continue following the accounting guidance of APB 25, but requires pro forma disclosure of net income and earnings per share for the effects on compensation expense had the accounting guidance of SFAS No. 123 been adopted. The pro forma disclosures are required only for stock-based awards granted subsequent to April 1, 1995.

     The Company adopted SFAS No. 123 for disclosure purposes in fiscal 1997. For SFAS No. 123 purposes, the fair value of each option grant under the Purchase Plan and the Equity Ownership Plan has been estimated as of the date of the grant using a minimum value calculation with the following weighted average assumptions: risk-free interest rate of 6.5% and 6.3% for the Equity Ownership Plan and Purchase Plan, respectively; expected life of 7 years for both the Equity Ownership Plan and Purchase Plan; and dividend rate of 0% for both the Equity Ownership Plan and Purchase Plan. Using these assumptions, the fair value of the stock options granted in fiscal 1996 and 1997 is $1,009,501 and $347,159, respectively, which would be amortized as compensation expense over the vesting period of the options.

     The fair value of the stock issued under the Purchase Plan has been estimated at the date of the grant using a minimum value calculation with the following weighted average assumptions: risk-free interest rate of 5.3%, expected life of 7 years and dividend rate of zero percent. Using these assumptions, the fair value of the issued stock in fiscal 1996 and fiscal 1997 is $75,755 and $0, respectively. The fiscal 1996 fair value would be compensation expense for fiscal 1996. Had compensation cost been determined consistent with SFAS No. 123, utilizing the assumptions detailed above, the Company's net income and earnings per share ("EPS") would have been changed to the following pro forma amounts:

                                                               1996     1997
                                                              ------   ------
Net Income:
  As Reported...............................................  $2,120   $8,052
  Pro Forma.................................................   2,003    7,858
EPS:
  As Reported...............................................  $  .21   $  .80
  Pro Forma.................................................     .20      .78

                             AMERISTEEL CORPORATION

     Because the SFAS No. 123 method of accounting has not been applied to stock-based compensation granted prior to April 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The following table summarizes stock option activity for the years ended March 31, 1996 and 1997:

                                   EQUITY OWNERSHIP PLAN                               PURCHASE PLAN
                       ---------------------------------------------   ---------------------------------------------
                               1996                    1997                    1996                    1997
                       ---------------------   ---------------------   ---------------------   ---------------------
                                   WEIGHTED-               WEIGHTED-               WEIGHTED-               WEIGHTED-
                                    AVERAGE                 AVERAGE                 AVERAGE                 AVERAGE
                       NUMBER OF   EXERCISE    NUMBER OF   EXERCISE    NUMBER OF   EXERCISE    NUMBER OF   EXERCISE
                        SHARES       PRICE      SHARES       PRICE      SHARES       PRICE      SHARES       PRICE
                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
Outstanding,
  beginning of
  year...............       --      $   --       12,000     $ 12.50          --     $   --      221,094     $12.50
  Granted............   12,000       12.50       79,350       12.50     226,134      12.50           --         --
  Exercised..........       --          --           --          --          --         --           --         --
  Forfeited..........       --          --      (13,050)     (12.50)     (5,040)     12.50      (26,316)     12.50
Outstanding, end of
  year...............   12,000       12.50       78,300       12.50     221,094      12.50      194,778      12.50
                        ======                  =======                 =======                 =======
Options vested at
  year-end...........       --          --           --          --          --         --           --         --
Weighted-average fair
  value of options
  granted during the
  year...............       --      $ 4.46           --     $  4.38          --     $ 4.45           --     $   --

     No stock option activity occurred during fiscal 1995. The weighted-average remaining contractual life of the options under the Purchase Plan and the Equity Ownership Plan as of March 31, 1997 is 8.50 years and 9.15 years, respectively.

     The weighted-average fair value of the shares sold under the Purchase Plan during fiscal 1996 was $12.50.

     Subsequent to year end, the Board of Directors granted options for an additional 63,550 shares with an exercise price of $13.50 per share.

NOTE H -- INCENTIVE COMPENSATION PLAN

     During 1989, the Board of Directors approved a short-term incentive plan to reward key employees who are significant to the Company's long-term success. The awards are based on the Company's actual operating results, as compared to targeted results. The plan provides for annual distributions to participants based on that relationship. The plan is amended annually by the Board of Directors to reflect changes in expected operating results, and to adjust target results accordingly. The fiscal 1996 and 1997 plans were based on actual return on capital employed as compared to target return on capital employed. The prior fiscal years plans were based on actual operating results as compared to target operating results. The award was $1.9 million for fiscal 1995, $1.2 million for fiscal 1996, and $1.4 million for fiscal 1997, which amounts were included in salaries, wages and employee benefits.

NOTE I -- ENVIRONMENTAL MATTERS

     Environmental legislation and regulation at both the federal and state level is subject to change, which may change the cost of compliance. Various possible methods of remediation are presently being studied for approval; however, it is expected that the investigation and remediation process will take a number of years. Although the ultimate costs associated with the remediation are not presently known, the Company has estimated the cost to be approximately $12.3 million with these costs recorded in accrued liabilities as of March 31, 1997. The Company paid approximately $5.2 million in remediation

                             AMERISTEEL CORPORATION
costs in fiscal 1997. Of the amount accrued at March 31, 1997, the Company expects to pay approximately $5.1 million in fiscal 1998. The timing of future payments are uncertain due to the various remediation alternatives being considered. The Company's estimate of the remediation costs is based on its review of each site and the nature of such problems. The Company then determines for each site the expected remediation methods, and the estimated cost for each step of remediation. In all such determinations, the Company employs outside consultants, and providers of such remedial services where necessary, to assist in making such determinations.

     The Company expensed approximately $6 million in fiscal 1995 and $2 million in each of the past two fiscal years for environmental remediation costs.

     Based on past use of certain technologies and remediation methods by third parties, evaluation of those technologies and methods by the Company's consultants and quotations and third-party estimates of costs of remediation-related services provided to the Company or of which the Company and its consultants are aware, the Company and its consultants believe that the Company's cost estimates are reasonable. In light of the uncertainties inherent in determining the costs associated with the clean-up of such contamination, including the time periods over which such costs must be paid, the extent of contribution by parties which are joint and severally liable, and the nature and timing of payments to be made under cost sharing arrangements; there can be no assurance the ultimate costs of remediation may not be greater or less than the estimated remediation costs.

NOTE J -- COMMITMENTS

  Operating Leases

     The Company leases certain equipment and real property under noncancelable operating leases. Aggregate future minimum payments under these leases are as follows:

YEAR ENDING MARCH 31,                                           AMOUNT
---------------------                                      ----------------
                                                           ($ IN THOUSANDS)
1998.....................................................       $1,644
1999.....................................................        1,210
2000.....................................................        1,134
2001.....................................................          863
2002.....................................................          735
Thereafter...............................................        1,345
                                                              --------
                                                                $6,931
                                                              ========

     Total rent expense was approximately $5.0 million, $4.2 million, and $4.1 million, for the years ended March 31, 1995, 1996 and 1997, respectively.

     On April 1, 1995, the Company entered into two noncancelable operating lease agreements with an initial lease term of five years to lease land and land improvements to a third party. Aggregate future minimum gross rentals under these leases is $100,000 per year. Cost of the land and land improvements was $1.6 million.

  Service Commitments

     The Company entered into two noncancelable agreements to purchase transportation services. The rates charged are based on a fixed dollar amount and number of miles. These rates are subject to change each year based on inflation. The term for each agreement is 5 years, beginning April 1, 1995, renewable for successive one-year periods.

                             AMERISTEEL CORPORATION

  Employment Agreement

     On June 1, 1994, the Company entered into a five-year employment agreement (the "Employment Agreement") with a senior member of management. The Employment Agreement provides for, among other benefits, a one-time bonus of $2,446,000, base annual salary of $300,000 (subsequently revised to $255,000 plus incentives based on performance), and equity interest of 7.5% of the outstanding common stock of the Company to vest ratably over the next five years. Deferred compensation of $4,500,000 was recorded related to the common stock granted, and is being amortized on a straight-line basis over the term of the Employment Agreement. The Employment Agreement also provides for certain additional benefits in the event of termination.

  Interest Rate Swap

     The Company maintained an interest rate swap (the "Swap") agreement as a hedge against fluctuations in interest rates on certain debt. The Swap had a notional amount of $20 million and expired on February 24, 1997. Under the terms of the Swap, the Company agreed to pay fixed interest at 9% and receive variable interest at the LIBOR Rate plus 3.0%, computed on the notional amount. The Company amortized the premium paid to acquire the Swap over its term as an adjustment to interest expense.

  Litigation

     The Company is defending various claims and legal actions which are common to its operations. While it is not feasible to predict or determine the ultimate outcome of these matters, none of them, in the opinion of management, will have a material effect on the Company's financial position or results of operations.

NOTE K -- OTHER OPERATING EXPENSES

     In June 1995, the Company announced the closing of the Tampa rolling mill resulting in a $15.0 million charge of which $12.0 million was used to reduce fixed assets to realizable value while the balance was primarily benefit costs for affected employees. The Company also wrote off $752 thousand in fiscal 1996, for the remaining cost of the Woodbridge, Virginia lease which was closed in fiscal 1995.

NOTE L -- EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     The Board of Directors contemplates an initial public offering of its common stock (the Offering). In connection with the Offering, the Board of Directors has approved a change in its Articles of Incorporation and Bylaws as
of                to authorize 100,000,000 shares of $.01 par value Class A
common stock and 22,000,000 shares of $.01 par value Class B common stock. Holders of Class A common stock and Class B common stock are entitled to one vote per share and two votes per share, respectively.

     During September 1997, the Board of Directors granted 9,200 common stock options with an exercise price of $13.50 per share and 40,000 restricted shares of common stock with a price of $13.50 per share. These options and shares will relate to Class B common stock upon the Offering.

     In September 1997, the Company incurred additional indebtedness of $5,000,000 through an industrial revenue bond for the construction of steel mill equipment. The loan bears interest at 50% to 75% of the prime rate and matures in September 2014.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                                                                CLASS A
                        UNDERWRITER                           COMMON STOCK
                        -----------                           ------------
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................

                                                               ---------
  Total.....................................................
                                                               =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at
such a price less a concession of $     per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $     per
share to certain brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of shares of Class A Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the international offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International and Morgan Stanley & Co. International Limited.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the international offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     In connection with the Offerings, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offerings for their account may be reclaimed by the syndicate if such shares of Class A Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

     The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Class A Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing
table, bears to the                shares of Class A Common Stock offered. The
Company has granted the International Underwriters a similar option to purchase
up to an aggregate of                additional shares of Class A Common Stock.

     The Company, certain executive officers of the Company and Kyoei have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell, pledge, hypothecate, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, (which shall be deemed to include, without limitation, the entering into of a cash-settled or Common Stock settled derivative instrument) any shares of Common Stock, any securities of the Company which are substantially similar to the shares of Class A Common Stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock, or any such substantially similar securities, (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Prospectus), without the prior written consent of the representatives, except for the shares of Class A Common Stock offered in connection with the Offerings.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     Prior to the Offerings, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be negotiated among the Company and the representatives of the U.S. Underwriters and International Underwriters. Among the factors considered in determining the initial public offering price of the Class A Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     The Company intends to apply to have the Class A Common Stock listed on the New York Stock Exchange under the symbol "AST". In order to meet one of the requirements for listing the Class A Common Stock on the New York Stock Exchange, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Class A Common Stock, including shares initially sold in the international offering, to persons located in the United States.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

           ==========================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ----------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................     3
Risk Factors.............................     8
Use of Proceeds..........................    12
Dividend Policy..........................    12
Capitalization...........................    13
Dilution.................................    14
Selected Financial Data..................    15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................    17
Business.................................    23
Management...............................    34
Principal Stockholders...................    40
Description of Capital Stock.............    41
Shares Eligible for Future Sale..........    44
Validity of Class A Common Stock.........    45
Experts..................................    45
Additional Information...................    45
Index to Financial Statements............   F-1
Underwriting.............................   U-1

                             ----------------------
THROUGH AND INCLUDING             , 1997 (THE 25TH DAY AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
           ==========================================================
           ==========================================================

                                        SHARES

                             AMERISTEEL CORPORATION

                              CLASS A COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                               ------------------

                                     [LOGO]

                               ------------------

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER
                      REPRESENTATIVES OF THE UNDERWRITERS

           ==========================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission registration fee.........  $29,622
NASD filing fee.............................................        *
NYSE listing fees...........................................        *
Printing and engraving expenses.............................        *
Accounting fees and expenses................................        *
Legal fees and expenses.....................................        *
Blue Sky fees and expenses..................................        *
Transfer Agent's fees and expenses..........................        *
Miscellaneous...............................................        *
                                                              -------
          Total.............................................  $     *
                                                              =======

---------------

* To be provided by amendment.

  ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Florida Business Corporation Act, as amended (the "Florida Act"), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Under the terms of the Company's Articles of Incorporation and Bylaws, the Company may indemnify any director, officer or employee or any former director, officer or employee to the fullest extent permitted by law.

     The Company intends to enter into indemnity agreements with each of its directors and certain officers which provide that the Company will indemnify such persons against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving such person by reason of his or her position as director or officer, provided that such person meets certain standards of conduct.

     The underwriters also will agree to indemnify the directors and officers of the Company against certain liabilities pursuant to the Underwriting Agreement (see Exhibit 1).

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     The Company sold 250,000 sales of Class B Common Stock to Mr. Casey for an aggregate of $1.5 million in 1994, and 750,000 shares were granted as compensation, pursuant to his employment agreement as described in the Prospectus included in this Registration Statement. The Company sold 48,836 shares of Class B Common Stock to members of the Company's management for an aggregate of $610,450 in 1996 in connection with the Company's bonus compensation system. The Company believes that all such transactions were exempt from registration pursuant to Section 4(2) and/or Rule 701 under the Securities Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
1       --   Form of Underwriting Agreement*
3.1     --   Articles of Incorporation, as amended to date (incorporated by reference to Exhibit 3(I) to the Company's Annual Report on Form 10-K for the year ended March 31, 1996)
3.2     --   Form of Certificate of Incorporation to be in effect
             immediately prior to completion of the Offerings to which
             this Registration Statement relates*
3.3     --   Form of Bylaws to be in effect immediately prior to
             completion of the Offerings to which this Registration
             Statement relates*
4       --   Form of Class A Common Stock Certificate*
5       --   Opinion of Trenam, Kemker, Scharf, Barkin, Frye, O'Neill &
             Mullis, as to the legality of the Class A Common Stock being
             Registered*
10.1    --   AmeriSteel Equity Ownership Plan (incorporated by reference to Exhibit 10 to the Company's Annual Report on Form 10-K
             for the fiscal year ended March 31, 1996)
10.2    --   AmeriSteel Strategic Value Added Executive Short-Term
             Incentive Plan (incorporated by reference to Exhibit 10 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996)
10.3    --   $140,000,000 Credit Agreement dated as of June 9, 1995 among the Company, certain financial institutions, The Bank of
             Tokyo, Ltd. and NationsBank of Florida, N.A., and The Bank
             of Tokyo, Ltd. as agent, as amended*
10.4    --   Indenture dated as of December 15, 1992 by and between the
             Company and The Connecticut National Bank for $100,000,000
             11 1/2% First Mortgage Notes due 2000*
11      --   Statement re computation of per share earnings (incorporated by reference to Exhibit 11 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997)
23.1    --   Consent of Counsel to the Company (included in Exhibit 5)*
23.2    --   Consent of Arthur Andersen LLP
24      --   Powers of Attorney by persons whose names are signed to this
             Registration Statement pursuant to such Powers of Attorney

---------------

* To be filed by amendment

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt deliver to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tampa, State of Florida, on the 10th day of October, 1997.

                                          AMERISTEEL CORPORATION

                                          By:     /s/ PHILLIP E. CASEY
                                            ------------------------------------
                                                      Phillip E. Casey
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                    DATE

                /s/ PHILLIP E. CASEY                   Chief Executive Officer and    October 10, 1997
-----------------------------------------------------    Director (Principal
                  Phillip E. Casey                       Executive Officer)

                  /s/ TOM J. LANDA                     Chief Financial Officer, Vice  October 10, 1997
-----------------------------------------------------    President and Director
                    Tom J. Landa                         (Principal Financial
                                                         Officer and Principal
                                                         Accounting Officer)

                          *                            Group Vice President,          October 10, 1997
-----------------------------------------------------    Fabricated Reinforcing
                   J. Donald Haney                       Steel, and Director

                  /s/ SHUZO HIKITA                     Vice President of Engineering  October 10, 1997
-----------------------------------------------------    and Technology, and
                    Shuzo Hikita                         Director

                          *                            Director                       October 10, 1997
-----------------------------------------------------
                  Koichi Takashima

                          *                            Director                       October 10, 1997
-----------------------------------------------------
                  Akihiko Takishima

                          *                            Director                       October 10, 1997
-----------------------------------------------------
                Hideichiro Takashima

                          *                            Director                       October 10, 1997
-----------------------------------------------------
                  Ryutaro Yoshioka

*By:      /s/ TOM J. LANDA
     -------------------------------
              Tom J. Landa
            Attorney-in-fact